Exhibit 99.1

PROPERTYGURU PTE. LTD.

(Incorporated in Singapore. Registration Number: 200615063H)

AND ITS SUBSIDIARIES

PROPERTYGURU PTE. LTD.

(Incorporated in Singapore)

AND ITS SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of PropertyGuru Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PropertyGuru Pte. Ltd. and its subsidiaries (the “Group”) as of 31 December 2021 and 2020, and the related consolidated statements of comprehensive income, changes in shareholders’ equity/(deficiency), and cash flows for each of the three years in the period ended 31 December 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31 December 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended 31 December 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Singapore

14 April 2022, except for the change in composition of segments discussed in Note 4 to the consolidated financial statements, as to which the date is 30 September 2022

We have served as the Group’s auditor since 2013.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the financial year ended 31 December 2021

	Note	2021	2020	2019
		$’000	$’000	$’000
Revenue	5	100,711	82,095	88,444
Other income	6	1,723	2,801	1,860
Other (losses)/gains – net	7	(124,961)	14,680	(18,391)
Expenses
- Venue costs		(5,859)	(3,769)	(6,597)
- Sales and marketing cost		(26,297)	(17,325)	(14,302)
- Sales commission		(7,880)	(4,927)	(6,549)
- Impairment loss on financial assets		(2,138)	(2,271)	(1,516)
- Depreciation and amortisation		(14,032)	(9,554)	(7,720)
- Impairment of intangible assets		(8)	(806)	—
- IT and internet expenses		(7,882)	(5,678)	(4,568)
- Legal and professional		(9,807)	(1,446)	(1,158)
- Legal and professional incurred for IPO		(6,070)	—	—
- Cost of proposed listing		—	—	(6,227)
- Employee compensation	8	(65,184)	(47,115)	(40,064)
- Non-executive directors’ remuneration		(2,503)	(590)	(233)
- Staff cost		(1,290)	(816)	(709)
- Office rental		(91)	(74)	(987)
- Finance cost	9	(13,909)	(16,446)	(12,486)
- Other expenses		(2,269)	(2,608)	(3,533)
Total expenses		(165,219)	(113,425)	(106,649)

Loss before income tax		(187,746)	(13,849)	(34,736)
Tax credit/(expense)	10	333	(559)	(3,779)

Net loss		(187,413)	(14,408)	(38,515)

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the financial year ended 31 December 2021

	Note	2021	2020	2019
		$’000	$’000	$’000
Other comprehensive income/(losses):
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation		5,672	(711)	(286)
Items that will not be reclassified subsequently to profit or loss:
Actuarial loss from post-employment benefits obligation		(36)	(54)	7

Other comprehensive income/(loss), net of tax		5,636	(765)	(279)

Total comprehensive loss		(181,777)	(15,173)	(38,794)

(Loss) per share for loss attributable to equity holders of the Group

		2021	2020	2019
		$ per share	$ per share	$ per share
Basic loss per share	11(a)	(78.85)	(9.30)	(25.17)
Diluted loss per share	11(b)	(78.85)	(13.29)	(25.17)

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of 31 December 2021

	Note	2021	2020
		$’000	$’000
ASSETS
Current assets
Cash and cash equivalents	12	70,236	93,359
Trade and other receivables	13(a)	17,655	14,140

		87,891	107,499

Non-current assets
Trade and other receivables	13(b)	1,564	1,337
Intangible assets	14	401,157	140,715
Plant and equipment	15	3,329	2,619
Right-of-use assets	16	15,419	16,035

		421,469	160,706

Total assets		509,360	268,205

LIABILITIES
Current liabilities
Trade and other payables	17	32,921	23,563
Lease liabilities	16	4,439	3,686
Borrowings	20	170	—
Deferred revenue	5(b)	47,318	34,487
Preference shares	18	—	199,481
Convertible notes	19(a)	—	11,471
Provision for reinstatement costs	22	36	21
Current income tax liabilities	10(b)	4,554	5,492
Derivative financial liabilities	18 & 19(b)	—	940

		89,438	279,141

Non-current liabilities
Trade and other payables	17	603	41
Lease liabilities	16	12,452	13,567
Borrowings	20	16,732	—
Deferred income tax liabilities	21	2,375	1,615
Provision for reinstatement costs	22	569	356

		32,731	15,579

Total liabilities		122,169	294,720

NET ASSETS/(LIABILITIES)		387,191	(26,515)

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of 31 December 2021

	Note	2021	2020
		$’000	$’000
SHAREHOLDERS’ EQUITY/(DEFICIENCY)
Capital and reserves attributable to equity holders of the Group
Share capital	23	684,347	36,553
Preference shares	18	—	59,339
Share reserve	24	18,658	11,630
Capital reserve	24	785	785
Warrants	25	5,742	5,742
Translation reserve		2,742	(2,930)
Accumulated losses		(325,083)	(137,634)

Total shareholders’ equity/(deficiency)		387,191	(26,515)

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the financial year ended 31 December 2021

	Note	Share capital	Treasury shares	Preference shares	Share Reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2021
Beginning of financial year		36,553	—	59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)
Loss for the year		—	—	—	—	—	—	—	(187,413)	(187,413)
Other comprehensive gain/(loss) for the year		—	—	—	—	—	—	5,672	(36)	5,636

Total comprehensive income/(loss)		—	—	—	—	—	—	5,672	(187,449)	(181,777)

Employee share grant and option scheme	24	—	—	—	8,542	—	—	—	—	8,542
Non-executive directors share grant and option scheme	24	—	—	—	2,108	—	—	—	—	2,108
Conversion of preference shares to ordinary shares	18 & 23	395,456	—	(59,339)	—	—	—	—	—	336,117
Issuance of shares	23	252,338	—	—	(3,622)	—	—	—	—	248,716

Total transactions with owners, recognised directly in equity		647,794	—	(59,339)	7,028	—	—	—	—	595,483

End of financial year		684,347	—	—	18,658	785	5,742	2,742	(325,083)	387,191

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the financial year ended 31 December 2021

	Note	Share Capital	Treasury shares		Preference shares	Share reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000		$’000	$’000	$’000	$’000	$’000	$’000	$’000
2020
Beginning of financial year		33,886	—	*	59,339	5,898	130	5,742	(2,219)	(123,172)	(20,396)
Loss for the year		—	—		—	—	—	—	—	(14,408)	(14,408)
Other comprehensive loss for the year		—	—		—	—	—	—	(711)	(54)	(765)

Total comprehensive loss		—	—		—	—	—	—	(711)	(14,462)	(15,173)

Treasury shares reissued	23	—	(655)		—	—	655	—	—	—	—
Employee share grant and option scheme	24	—	—		—	6,660	—	—	—	—	6,660
Non-executive directors share grant and option scheme	27	—	—		—	280	—	—	—	—	280
Issuance of shares	23	2,667	655		—	(1,208)	—	—	—	—	2,114

Total transactions with owners, recognised directly in equity		2,667	—		—	5,732	655	—	—	—	9,054

End of financial year		36,553	—		59,339	11,630	785	5,742	(2,930)	(137,634)	(26,515)

*	Less than $1,000

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIENCY)

For the financial year ended 31 December 2021

	Note	Share capital	Treasury shares		Preference shares	Share reserve	Capital reserve	Warrants	Translation reserve	Accumulated losses	Total shareholders’ equity/ (deficiency)
		$’000	$’000		$’000	$’000	$’000	$’000	$’000	$’000	$’000
2019
Beginning of financial year		32,120	—	*	59,339	2,612	130	5,742	(1,933)	(84,664)	13,346
Loss for the year		—	—		—	—	—	—	—	(38,515)	(38,515)
Other comprehensive gain/(loss) for the year		—	—		—	—	—	—	(286)	7	(279)

Total comprehensive loss		—	—		—	—	—	—	(286)	(38,508)	(38,794)

Purchase of treasury shares	23	—	—	*	—	—	—	—	—	—	— *
Employee share grant and option scheme	24	—	—		—	3,204	—	—	—	—	3,204
Non-executive directors share grant and option scheme	27	—	—		—	148	—	—	—	—	148
Issuance of shares		1,766	—		—	(66)	—	—	—	—	1,700

Total transactions with owners, recognised directly in equity		1,766	—	*	—	3,286	—	—	—	—	5,052

End of financial year		33,886	—	*	59,339	5,898	130	5,742	(2,219)	(123,172)	(20,396)

*	Less than $1,000

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended 31 December 2021

	Note	2021	2020	2019
		$’000	$’000	$’000
Cash flows from operating activities
Loss for the year		(187,413)	(14,408)	(38,515)
Adjustments for:
- Tax (credit)/expense		(333)	559	3,779
- Employee share grant and option expense		8,542	6,660	3,204
- Non-executive director share grant and option expense		2,108	280	148
- Amortisation and depreciation		14,032	9,554	7,720
- Impairment of intangible assets		8	806	—
- Loss on disposal of plant and equipment and intangible assets		3	187	198
- Interest income		(456)	(477)	(779)
- Finance cost		13,909	16,446	12,486
- Impairment loss on financial assets		2,138	2,271	1,516
- Unrealised currency translation losses		245	1,000	1,211
- Fair value loss/(gain) of Series B, D1, E and F conversion option		124,146	(15,051)	15,991
- Fair value loss on contingent consideration		—	174	705
- Fair value (gain)/loss on convertible notes option		—	(1,313)	525

		(23,071)	6,688	8,189
Change in working capital, net of effects from acquisition and disposal of subsidiaries
- Trade and other receivables		(1,676)	(3,803)	(6,120)
- Trade and other payables		14,891	(1,208)	8,029
- Deferred revenue		9,070	2,421	4,054

Cash (used in)/provided by operations		(786)	4,098	14,152
Interest received		440	471	769
Income tax paid		(2,104)	(1,895)	(975)

Net cash (used in)/provided by operating activities		(2,450)	2,674	13,946

Cash flows from investing activities
Additions to plant and equipment		(1,673)	(1,337)	(2,898)
Additions of intangible assets		(12,816)	(6,573)	(5,923)
Acquisition of subsidiaries, net of cash acquired		3,722	(2,385)	—
Payment of contingent consideration from acquisition of business		—	—	(6,776)
Payment of contingent consideration from acquisition of subsidiary		—	(12,167)	(5,454)
Proceeds from disposal of plant and equipment		13	48	—

Net cash used in investing activities		(10,754)	(22,414)	(21,051)

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended 31 December 2021

	Note	2021	2020	2019
		$’000	$’000	$’000
Cash flows from financing activities
Interest paid		(1,207)	(1,259)	(2,372)
Proceeds from loan advance		—	5,000	—
Proceeds from borrowings		11,000	—	—
Borrowings transaction cost		(449)	—	—
Principal payment of lease liabilities		(4,062)	(3,807)	(2,061)
Proceeds from issuance of preference shares		—	86,398	—
Proceeds from issuance of ordinary shares		80	2,114	1,700
Payment for legal and professional fees incurred for IPO		(4,020)	—	—
Payment for cost of proposed listing		—	—	(3,694)
Repayment of convertible notes		(11,261)	—	(31,212)

Net cash (used in)/provided by financing activities		(9,919)	88,446	(37,639)

Net (decrease)/increase in cash and cash equivalents		(23,123)	68,706	(44,744)
Cash and cash equivalents
Beginning of financial year	12	93,359	24,653	69,397

End of financial year	12	70,236	93,359	24,653

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial year ended 31 December 2021

Reconciliation of liabilities arising from financing activities:

					Non-cash changes
	Note	1 January	Proceeds, net of transaction cost	Principal and interest payments	Conversion to ordinary shares	Fair value loss	Interest expense	Currency translation differences	Addition during the year	Acquisition of subsidiaries	Reclassify to borrowings	31 December
		$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
2021
Preference shares	18	199,481	—	—	(211,030)	—	11,549	—	—	—	—	—
Convertible notes	19	11,471	—	(11,525)	—	—	54	—	—	—	—	—
Lease liabilities	16	17,253	—	(4,805)	—	—	742	(32)	2,683	1,050	—	16,891
Loan advance	17	5,000	—	—	—	—	—	—	—	—	(5,000)	—
Borrowings	20	—	10,551	(161)	—	—	1,512	—	—	—	5,000	16,902
2020
Preference shares	18	98,242	86,398	—	—	—	14,841	—	—	—	—	199,481
Convertible notes	19	11,129	—	(438)	—	—	780	—	—	—	—	11,471
Lease liabilities	16	19,550	—	(4,534)	—	—	727	(68)	1,578	—	—	17,253
Loan advance	17	—	5,000	—	—		—	—	—	—	—	5,000
2019
Preference shares	18	88,665	—	—	—	—	9,577	—	—	—	—	98,242
Convertible notes	19	41,728	—	(32,881)	—	76	2,206	—	—	—	—	11,129
Lease liabilities	16	4,728	—	(2,659)	—	—	598	—	16,883	—	—	19,550

The accompanying notes form an integral part of these financial statements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.	General information

PropertyGuru Pte. Ltd. is incorporated and domiciled in Singapore. The address of its registered office is 1 Paya Lebar Link #12-01/04, Paya Lebar Quarter 1, Singapore 408533.

PropertyGuru Pte. Ltd and its subsidiaries (the “Group”) is in the business of advertising, real estate marketing, business management and consultancy services.

2.	Significant accounting policies

2.1	Basis of preparation

These financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

Interpretations and amendments to published standards effective in 2021

On 1 January 2021, the Group has adopted the new or amended IFRS and interpretations issued by the IFRS Interpretations Committee (IFRS IC) that are mandatory for application for the financial year. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.2	Going concern

The Group incurred a net loss of $187,413,000 (2020: $14,408,000) during the financial year ended 31 December 2021 and has a net current liability of $1,547,000 (2020: $171,642,000) at 31 December 2021. The following matters have been considered by the directors in determining the appropriateness of the going concern basis of preparation in the financial statements:

(a)	The Group has a net current asset position of $45,771,000 at the balance sheet date after excluding the non-cash current liabilities comprising deferred revenue of $47,318,000.

(b)

On 18 March 2022, the Group completed its business combination with Bridgetown 2 Holdings Limited (Note 29), a special purpose acquisition company. The Group expects to be able to secure its financing requirements from the gross proceeds received of approximately US$254 million comprising US$122 million of cash held in Bridgetown 2 Holdings Limited’s trust account and a concurrent US$132 million private placement of common stock by third-party investors and a current shareholder.

Taking into consideration the above factors, the directors believe that the Group will be able to continue as a going concern, and, accordingly, the financial statements have been prepared on a going concern basis.

2.3	Revenue recognition

The Group generates revenue from Agents, primarily on an individual subscription basis, and from Developers, predominantly from display advertising and content marketing. Other than Vietnam, the Group primarily generates Agent revenue on a subscription basis, whereby Agents typically pay upfront fees for an annual subscription. The agents can select between one of three or four annual subscription packages, with each subscription package providing a different number of concurrent listings and discretionary credits. Higher tier subscription packages offer access to more features including comparable listing insights, monthly advertising and floor plan credits. Agents can use discretionary credits to list properties and can purchase optional premium products and add-ons to increase the prominence of their current listings on the Group’s digital property classifieds marketplaces. Agents can purchase additional discretionary credits to supplement those included in their subscription package, or they can purchase certain features directly on a cash basis. In Vietnam, the Group offers a pay-as-you-go model, whereby Agents pay for each individual property listing and additional features as required. This model is specific to and effective in the Vietnamese market, where there is a large proportion of Agents that are part-time or casual, and therefore their ability to finance and/or desire to lock into annual subscriptions is currently limited.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.3	Revenue recognition (continued)

The Group’s main source of revenue from Developers consists of online advertising revenue, with fees based on the duration as well as the prominence of advertising. Developer revenue also includes revenue generated from organising annual property awards ceremonies in various countries as part of the Group’s Awards business and from hosting industry events at which Developers can buy booths to promote their businesses and recent property developments.

The Group also earns revenue from the provision of review and management support services. Review services include writing of articles and posting of videos to promote customers’ properties. Management services include sales and marketing, accounting and finance, human resources and technology support to customers.

The Group generates fintech and data revenue from financial institutions, insurance providers and property valuers through services on loan referral, insurance referral and data solutions. The Group provides loan and insurance referral services to property buyers from an array of loan and insurance products from various financial institutions and insurance providers respectively and earns referral fees from these parties. Fintech and data revenue also include revenue generated from collecting, aggregating and analysing property market data and providing technology solution in the property market field.

The Group recognises revenue based on the principles of IFRS 15 Revenue from Contracts with Customers. All performance obligations and its transaction price within the contract can be separately identified. Revenue is recognised when each performance obligation is satisfied. For performance obligations satisfied over time, the Group selects an appropriate measure of progress to determine how much revenue is recognised as the performance obligation is satisfied.

(a)	Subscription and advertising income

(i)	Revenue from subscription is recognised on a straight-line basis over the contract period.

(ii)	Revenue from advertising is recognised over the period which the advertisements are placed or as the advertisements are displayed depending on type of advertisement.

(iii)	Revenue from agent discretionary consist of

•	credits granted to customers to boost their listings on the Group’s website. Revenue is recognised when the credit is utilised.

•	featured listing by providing advertising services over a contracted period. Revenue is recognised on a straight-line basis over the contract period.

The customers are invoiced at the start of the service period.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.3	Revenue recognition (continued)

(b)	Events income

Revenue from events is recognised on the date that the event takes place. The customers may be invoiced upfront.

(c)	Software income

Revenue from software is recognised

(i)	on the date of actual delivery for delivery of software platform and

(ii)	straight-line basis over maintenance period.

The Developers are invoiced at the start of the service period.

(d)	Review and management services

(i)	Review services revenue is recognised at a point in time when the articles and videos are posted on the website.

(ii)	Management services revenue is recognised over time as the management support services are simultaneously received and consumed by the customers.

The customers are invoiced upon service being rendered.

(e)	Fintech and data

(i)	Loan and insurance referral income is recognised at a point of time upon successful loan approval by financial institutions and upon successful insurance policy inception to the property buyers.

The financial institutions and insurance providers are invoiced upon loan approval and insurance policy inception.

(ii)	Data solution income is recognised over the service period.

The customers are invoiced upon service rendered for data solutions.

All contract liabilities for consideration received for unsatisfied performance obligations is classified and presented on the consolidated balance sheets as deferred revenue.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.4	Government grants

Grants from the government are recognised as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognised as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.5	Group accounting

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealised gains on transactions between group entities are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Group. They are shown separately in the consolidated statements of comprehensive income, consolidated statements of changes in shareholders’ deficiency, and consolidated balance sheets. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.5	Group accounting (continued)

(a)	Subsidiaries (continued)

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair value at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognises any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets.

The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the identifiable net assets acquired is recorded as goodwill. Please refer to the paragraph “Intangible assets—Goodwill” for the subsequent accounting policy on goodwill.

(iii)	Disposals

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognised. Amounts previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” in respect of that entity are also reclassified to the consolidated statements of comprehensive income or transferred directly to retained earnings if required by a specific Standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognised in the consolidated statements of comprehensive income.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.6	Plant and equipment

(a)	Measurement

(i)	Plant and equipment

Plant and equipment are initially recognised at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs

The cost of an item of plant and equipment initially recognised includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. The initial estimate of the cost of dismantlement, removal or restoration is recognised as part of the cost of plant and equipment if such obligation is incurred as a consequence of acquiring or using the assets.

(b)	Depreciation

Depreciation is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Useful lives
Leasehold improvements	3 - 10 years
Computers	2 - 3 years
Furniture, equipment and motor vehicle	3 - 5 years

The residual values, estimated useful lives and depreciation method of plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive income when the changes arise.

(c)	Subsequent expenditure

Subsequent expenditure relating to plant and equipment that has already been recognised is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognised in the consolidated statements of comprehensive income when incurred.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.6	Plant and equipment (continued)

(d)	Disposal

On disposal of an item of plant and equipment, the difference between the disposal proceeds and its carrying amount is recognised in the consolidated statements of comprehensive income within “other (losses)/gains – net”.

2.7	Intangible assets

(a)	Goodwill

Goodwill on acquisitions of subsidiaries and businesses represents the excess of (i) the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over (ii) the fair value of the identifiable net assets acquired. Goodwill on subsidiaries is recognised separately as intangible assets and carried at cost less accumulated impairment losses.

Gains and losses on the disposal of subsidiaries include the carrying amount of goodwill relating to the entity sold.

(b)	Acquired trademarks, brands and domain names

Brands are the name, term, design, symbol, or any other feature that identifies one seller’s good or service as distinct from those of other sellers. Domain names are a string of letters, numbers, and hyphens that is used to define the location of a website. Trademarks are the legal right to exclusively use a symbol, name, phrase or logo.

(i)	With definite useful life

Trademarks, brands and domain names acquired are initially recognised at cost and are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using the straight-line method over 3 to 20 years, which is the shorter of their estimated useful lives or periods of contractual rights.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.7	Intangible assets (continued)

(b)	Acquired trademarks, brands and domain names (continued)

(ii)	With indefinite useful life

Certain brands and domain names are not amortised due to their indefinite useful lives, but are reviewed for impairment annually. For the purpose of impairment testing, brands and domain names are allocated to each of the cash-generating units expected to benefit from the synergies of the businesses within the Group.

(c)	Acquired computer software

Acquired computer software are initially capitalised at cost which includes the purchase prices (net of any discounts and rebates) and other directly attributable costs of preparing the asset for its intended use. Direct expenditures including employee costs, which enhance or extend the performance of computer software beyond its specifications and which can be reliably measured, are added to the original cost of the software. Costs associated with maintaining the computer software are expensed off when incurred.

Computer software are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using the straight-line method over their estimated useful lives of 3 to 5 years.

(d)	Property data

Property data consist of purchase of property transaction data and auction data. Property data is initially capitalised at cost and subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using the straight-line method over their estimated useful lives of 3 years.

The amortisation period and amortisation method of intangible assets other than goodwill are reviewed at least at each balance sheet date. The effects of any revision are recognised in the consolidated statements of comprehensive income when the changes arise.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.7	Intangible assets (continued)

(e)	Development cost in progress and internally developed computer software

Development costs mainly relate to developed computer software programmes. Such computer software programmes that do not form an integral part of other related hardware is treated as an intangible asset. Development costs that are directly associated with development and acquisition of computer software programmes by the Group are capitalised as intangible assets when the following criteria are met:

•	it is technically feasible to complete the computer software programme so that it will be available for use;

•	management intends to complete the computer software programme and use or sell it;

•	there is an ability to use or sell the computer software programme;

•	it can be demonstrated how the computer software programme will generate probable future economic benefits;

•	adequate technical, financial and other resources to complete the development and to use or sell the computer software programme are available; and

•	the expenditure attributable to the computer software programme during its development can be reliably measured.

Direct costs include salaries and benefits for employees on engineering and technical teams who are responsible for building new computer software programmes as well as improving existing computer software programmes.

Expenditure that enhances or extends the performance of computer software programmes beyond their original specifications and which can be reliably measured is added to the original cost of the software. Costs associated with maintaining computer software programmes are recognised as an expense when incurred.

Completed development costs in progress are reclassified to internally developed computer software. These internally developed computer software are subsequently carried at cost less accumulated amortisation and accumulated impairment losses. These costs are amortised to the consolidated statements of comprehensive income using a straight-line method over their estimated useful lives of three years. Development cost in progress is not amortised.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.8	Impairment of non-financial assets

(a)	Goodwill

Goodwill recognised separately as an intangible asset is tested for impairment annually and whenever there is indication that the goodwill may be impaired.

For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group’s cash-generating-units (“CGU”) expected to benefit from synergies arising from the business combination.

An impairment loss is recognised when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. The recoverable amount of a CGU is the higher of the CGU’s fair value less cost to sell and value-in-use.

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

An impairment loss on goodwill is recognised as an expense and is not reversed in a subsequent period.

(b)	Intangible assets

Plant and equipment

Right-of-use assets

Intangible assets, with indefinite useful lives, are tested for impairment annually and whenever there is indication that these intangible assets may be impaired. Intangible assets with finite useful lives, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the CGU to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.8	Impairment of non-financial assets (continued)

(b)	Intangible assets

Plant and equipment

Right-of-use assets (continued)

The difference between the carrying amount and recoverable amount is recognised as an impairment loss in the consolidated statements of comprehensive income, unless the asset is carried at revalued amount, in which case, such impairment loss is treated as a revaluation decrease.

For an asset other than goodwill, management assesses at the end of the reporting period whether there is any indication that an impairment recognised in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset is estimated and may result in a reversal of impairment loss. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortisation or depreciation) had no impairment loss been recognised for the asset in prior years.

A reversal of impairment loss for an asset other than goodwill is recognised in the consolidated statements of comprehensive income.

2.9	Financial assets

(a)	Classification and measurement

The Group classifies its financial assets as being measured at amortised cost.

The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Group reclassifies debt instruments when and only when its business model for managing those assets changes.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.9	Financial assets (continued)

(a)	Classification and measurement (continued)

(i)	At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial assets. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statements of comprehensive income.

(ii)	At subsequent measurement

Debt instruments

Debt instruments mainly comprise of cash and cash equivalents and trade and other receivables.

The Group’s debt instruments that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. A gain or loss on a debt instrument that is subsequently measured at amortised cost and is not part of a hedging relationship is recognised in the consolidated statements of comprehensive income when the asset is derecognised or impaired. Interest income from these financial assets is included in interest income using the effective interest method.

(b)	Impairment

The Group assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its debt instruments carried at amortised cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by the IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.9	Financial assets (continued)

(c)	Recognition and derecognition

Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a debt instrument, the difference between the carrying amount and the sale proceeds is recognised in the consolidated statements of comprehensive income. Any amount previously recognised in the consolidated statements of comprehensive income within “other comprehensive income” relating to that asset is reclassified to “Other (losses)/gains – net” of the consolidated statements of comprehensive income.

2.10	Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date, in which case they are presented as non-current liabilities.

(a)	Borrowings

Borrowings are initially recognised at fair value (net of transaction costs) and subsequently carried at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the consolidated statements of comprehensive income over the period of the borrowings using the effective interest method.

(b)	Preference shares

Preference shares which are mandatorily redeemable on a specific date are classified as liabilities. The dividends on these preference shares are recognised as finance cost.

(c)	Convertible notes

On issuance of convertible notes, the proceeds are allocated between the embedded equity conversion option and the liability component. The conversion features meet the definition of a derivative liability instrument as the conversion rate is variable and therefore does not meet the “fixed-for-fixed” criteria. As a result, the conversion features of the notes are recorded as a derivative liability at fair value. The liability component is recognised as the difference between total proceeds and the fair value of the equity conversion option.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.10	Borrowings (continued)

(c)	Convertible notes (continued)

The equity conversion option is subsequently carried at its fair value with fair value changes recognised in the consolidated statements of comprehensive income. The liability component is subsequently carried at amortised cost until the liability is extinguished on conversion or redemption.

When an equity conversion option is exercised, the carrying amounts of the liability component and the equity conversion option are derecognised with a corresponding recognition of share capital.

2.11	Derivative financial instruments

A derivative financial instrument is initially recognised at its fair value on the date the contract is entered into and is subsequently carried at its fair value. Changes in its fair value are recognised in the consolidated statements of comprehensive income.

2.12	Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognised at fair value, and subsequently carried at amortised cost using the effective interest method.

2.13	Leases

When the Group is the lessee:

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.13	Leases (continued)

When the Group is the lessee: (continued)

•	Right-of-use assets

The Group recognised a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentive received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

•	Lease liabilities

The initial measurement of lease liability is measured at the present value of the lease payments discounted using the implicit rate in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

•	Fixed payment (including in-substance fixed payments), less any lease incentives receivables; and

•	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

The Group has elected to not separate lease and non-lease components for its leases and account for these as one single lease component.

The lease liability is measured by increasing the carrying amount that produces a constant periodic rate of interest on the remaining balances with the amount of the lease liabilities and reducing it by lease payments made. Lease liability shall be remeasured when:

•	There is a change in future lease payments arising from changes in an index or rate;

•	There is a change in the Group’s assessment of whether it will exercise an extension option; or

•	There are modifications in the scope or the consideration of the lease that was not part of the original term.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.13	Leases (continued)

When the Group is the lessee: (continued)

•	Lease liabilities (continued)

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in the consolidated statements of comprehensive income if the carrying amount of the right-of-use asset has been reduced to zero.

•	Short-term and low-value leases

The Group has elected to not recognise right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases. Lease payments relating to these leases are expensed to the consolidated statements of comprehensive income on a straight-line basis over the lease term.

2.14	Income taxes

Current income tax for current and prior periods is recognised at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognised for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognised on temporary differences arising on investments in subsidiaries except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.14	Income taxes (continued)

A deferred income tax asset is recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilised.

Deferred income tax is measured:

(i)

at the tax rates that are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognised as income or expense in the consolidated statements of comprehensive income, except to the extent that the tax arises from a business combination or a transaction which is recognised directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovative credit) similar to accounting for other tax credits where deferred tax asset is recognised for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilised.

2.15	Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as finance cost.

Changes in the estimated timing or amount of expenditure or discount rate are recognised in the consolidated statements of comprehensive income when the changes arise.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.16	Provision for reinstatement costs

Provision for reinstatement costs relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements.

The Group recognises the estimated costs of dismantlement, removal or restoration of items of its right-of-use assets arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money. Changes in the estimated timing or amount of the expenditure or discount rate for asset dismantlement, removal and restoration costs are adjusted against the cost of the related right-of-use asset, unless the decrease in the liability exceeds the carrying amount of the asset or the asset has reached the end of its useful life. In such cases, the excess of the decrease over the carrying amount of the asset or the changes in the liability is recognised in the consolidated statements of comprehensive income immediately.

2.17	Employee compensation

Employee benefits are recognised as an expense, unless the cost qualifies to be capitalised as an asset.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Share-based compensation

The Group operates several equity-settled, share-based compensation plans. The value of the employee services received in exchange for the grant of shares and options is recognised as an expense with a corresponding increase in the share reserve over the vesting period. The total amount to be recognised over the vesting period is determined by reference to the fair value of the shares and options granted on grant date. Non-market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.17	Employee compensation (continued)

(b)	Share-based compensation (continued)

At each balance sheet date, the Group revises its estimates of the number of shares and options that are expected to vest or become exercisable on the vesting date and recognises the impact of the revision of the estimates in the consolidated statements of comprehensive income, with a corresponding adjustment to the share reserve over the remaining vesting period.

When the options are exercised, the proceeds received (net of transaction costs) and the vested balance previously recognised in the share reserve are credited to share capital account, when new ordinary shares are issued, or to the “treasury shares” account, when treasury shares are re-issued to the employees.

(c)	Defined benefit plans

Defined benefit plans are post-employment benefit pension plans other than defined contribution plans. Defined benefit plans typically define the amount of benefit that an employee will receive on or after retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognised in the consolidated balance sheets in respect of a defined benefit pension plan is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and have tenures approximating to that of the related post-employment benefit obligations.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the consolidated statements of comprehensive income within “other comprehensive income” in the period when they arise. The experience adjustments are not to be reclassified to the consolidated statements of comprehensive income in a subsequent period.

Past service costs are recognised immediately in the consolidated statements of comprehensive income.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.18	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The financial statements are presented in Singapore Dollars (“$”), which is the functional currency of the parent company within the Group.

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency translation differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognised in the consolidated statements of comprehensive income. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities. However, in the consolidated financial statements, currency translation differences arising from borrowings in foreign currencies and other currency instruments designated and qualifying as net investment hedges and net investment in foreign operations, are recognised in the consolidated statements of comprehensive income within “other comprehensive income” and accumulated in translation reserve.

When a foreign operation is disposed of a proportionate share of the accumulated currency translation differences is reclassified to the consolidated statements of comprehensive income, as part of the gain or loss on disposal.

Foreign exchange gains and losses that relate to borrowings are presented in the consolidated statements of comprehensive income within “finance cost”. All other foreign exchange gains and losses impacting the consolidated statements of comprehensive income are presented within “other (losses)/gains—net”.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.18	Currency translation (continued)

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)

income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)

all resulting currency translation differences are recognised in the consolidated statements of comprehensive income within “other comprehensive income” and accumulated in translation reserve. These currency translation differences are reclassified to the consolidated statements of comprehensive income on disposal or partial disposal with loss of control of the foreign operation.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

2.19	Cash and cash equivalents

For the purpose of presentation in the consolidated statements of cash flows, cash is cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value.

2.20	Share capital, treasury shares and preference shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

When any entity within the Group purchases the Group’s ordinary shares (“treasury shares”), the carrying amount which includes the consideration paid and any directly attributable transaction cost is presented as a component within equity attributable to the Group’s equity holders, until they are cancelled, sold or reissued.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

2.	Significant accounting policies (continued)

2.20	Share capital, treasury shares and preference shares (continued)

When treasury shares are subsequently cancelled, the cost of treasury shares are deducted against the share capital account if the shares are purchased out of capital of the Group, or against the retained earnings of the Group if the shares are purchased out of earnings of the Group.

When treasury shares are subsequently sold or reissued pursuant to an employee share option scheme, the cost of treasury shares is reversed from the treasury share account and the realised gain or loss on sale or reissue, net of any directly attributable incremental transaction costs and related income tax, is recognised in capital reserve.

Non-redeemable preference shares are classified as equity.

2.21	Warrants

The Group accounts for its warrants as either equity or liabilities based upon the characteristics and provisions of the instrument. Based on the substance of the contractual agreement, the warrants issued by the Group have been classified as equity.

Warrants classified as equity are recorded at proceeds received as of the date of issuance and not subsequently remeasured. Incremental costs directly attributable to the issuance of new warrants are deducted against the warrant account.

2.22	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

3.	Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Impairment of goodwill

Goodwill is tested for impairment annually and whenever there is indication that the goodwill may be impaired.

The goodwill of $115,817,000 (2020: $112,413,000) arises from the acquisition of PropertyGuru Viet Nam Joint Stock Company (formerly known as Dai Viet Technology & Investment JSC) and its subsidiary (”PG Vietnam”). The recoverable amount of goodwill and the associated cash-generating unit of PG Vietnam has been determined based on its value-in-use.

The goodwill of $235,797,000 arises from the acquisition of the Panama entities in 2021 (Note 28). The recoverable amount of goodwill and the associated cash-generating units (“CGUs”) have been determined based on its fair value less cost to sell. The determination of the fair value of the CGUs requires the use of estimates (Note 14(a)).

The results of the impairment review undertaken at 31 December 2021 on the Group’s goodwill indicated that no impairment charge was necessary. Specific estimates and the sensitivity analysis are disclosed in Note 14(a).

(b)	Business combination

Upon acquisition of business, the purchase consideration is allocated between the net tangible and intangible assets other than goodwill on a fair value basis with any excess purchase consideration representing goodwill. The Group uses estimates and assumptions to accurately assign fair values to the intangible assets acquired at the acquisition date. The estimation is primarily due to the judgemental nature of the inputs to the valuation models used to measure the fair value of these intangible assets.

The fair value of the brands acquired as part of the acquisition in 2021 is determined at the date of acquisition using the relief from royalty (“RfR”) approach by estimating the amount of royalty the acquirer would have to pay in an arm’s length licensing arrangement to secure access to the same rights. The significant estimate and assumption used are in respect to expected future revenue growth rates. Cash flow projections used in the RfR approach were based on Panama’s forecasted revenue for the remainder of the assets’ useful lives. The carrying amounts of intangible assets are disclosed in Note 14.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

3.	Critical accounting estimates, assumptions and judgements (continued)

(c)	Critical judgement over capitalisation of internally developed computer software and development cost in progress

The Group’s internally developed computer software and development cost in progress are capitalised based on management judgements relating to whether the criteria in Note 2.7(e) are met. Critical judgement is required in determining whether the expenditure enhances or extends the performance of computer software programmes beyond their original specifications or whether the costs are associated with maintaining computer software programmes. The carrying amounts of internally developed computer software and development cost in progress are disclosed in Note 14(d) and 14(e) respectively.

(d)	Fair value estimation on share price and share options for share-based compensation

The Group operates several equity-settled, share-based compensation plans. Details of the plans are included in Note 24. The total amount of expense to be recognised over the vesting period is determined by reference to the fair value of the shares and options granted on grant date. In determining the fair value of the shares and options granted, the Group used valuation methods which involve estimates and discount rates applicable to the Group’s business. The fair value of the shares are determined primarily using a discounted cash flow approach and the options are determined using the Black-Scholes model. The significant inputs to the model are disclosed in Note 24.

(e)	Fair value estimation of financial liabilities at fair value through profit or loss and derivative financial liabilities

The Group had financial liabilities measured at fair value through profit or loss (“FVTPL”) which includes contingent consideration arising from acquisition. In addition, the Group had certain derivative financial instruments arising from the convertible options relating to convertible notes and preference shares. Judgement is required to estimate the significant inputs to the model used to determine the fair value of these financial liabilities at FVTPL and derivative financial liabilities. The significant inputs to the model are disclosed in Note 26(e).

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

4.	Segment information

(a)	Description of segments

The Group’s operating segments are reported in a manner consistent with the internal reporting provided to the Chief Operating Decision Maker (“CODM”), which is the Leadership Team, comprising of the Chief Executive Officer, Chief Financial Officer, Managing Director Marketplaces, Managing Director Fintech / Chief Marketing Officer, Chief Technology Officer and Chief People Officer.

With effect from 30 June 2021, the Group reorganised its operating and reportable segments to Marketplaces and Fintech and Data services. This change was made to reflect the way the CODM monitors the performance of the segments. Segment reporting information for earlier periods have been restated to conform to these changes. The change in segments have no impact on the consolidated financial position, results of operations or cash flows, as reflected in the consolidated financial statements.

Subsequently, with effect from 1 January 2022, certain changes were made to reflect the way the CODM monitors the performance of the segments. Segment reporting information for earlier periods have been restated to conform to these changes. The change in segments have no impact on the consolidated financial position, results of operations or cash flows, as reflected in the consolidated financial statements. Consequential changes were also made to Note 5 with respect to the presentation of disaggregated revenue.

The Group has five reportable segments, namely four Marketplaces and Fintech and Data services. The Marketplaces segments consist of core listing marketplace for agents and developer marketing solutions business in four primary geographic areas, namely Singapore, Vietnam, Malaysia and Other Asia (comprising Thailand and Indonesia). Each of these geographic Marketplaces segments has different political and economic conditions as well as market factors and strategic initiatives which influence performance. Furthermore, each geographic Marketplace segment represents a business in different stages of development (with Singapore being the most mature and Other Asia still considered by management to be a developing market).

The Fintech and Data segment consists of the digital mortgage marketplace business, PropertyGuru Finance, launched in March 2020 where commission is earned from financial institutions on each mortgage brokered and from insurance providers on each insurance policy’s inception, and the data business involving provision of data services to developers, agents, banks and property valuers.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

4.	Segment information (continued)

(b)	Segment information

The table below shows the segment information provided to the CODM for the reportable segments for the years ended 31 December 2021, 2020, and 2019.

	Marketplaces
	Singapore $’000	Vietnam $’000	Malaysia $’000	Other Asia $’000	Fintech and Data $’000	Total reportable segments $’000
2021
Revenue from external customers	55,891	18,767	14,315	8,361	3,377	100,711

Adjusted EBITDA	33,355	2,063	(10,440)	(1,232)	(4,634)	19,112

2020
Revenue from external customers	46,470	18,241	7,501	7,863	2,020	82,095

Adjusted EBITDA	32,554	4,213	(4,573)	(3,196)	(1,660)	27,338

2019
Revenue from external customers	48,440	19,831	6,965	11,630	1,578	88,444

Adjusted EBITDA	32,894	5,597	(3,562)	50	620	35,599

A reconciliation of adjusted EBITDA to loss before income tax is provided as follows:

	2021 $’000	2020 $’000	2019 $’000
Adjusted EBITDA as above	19,112	27,338	35,599
Headquarters cost	(29,981)	(22,883)	(23,086)
Changes in fair value of preferred shares and embedded derivatives	(124,146)	16,364	(16,516)
Finance costs – net	(13,453)	(15,964)	(11,707)
Depreciation and amortisation expense	(14,032)	(9,554)	(7,720)
Impairment	(8)	(806)	—
Share grant and option expenses	(10,470)	(6,660)	(3,204)
Others gains/(losses) – net	(815)	(1,684)	(1,875)
Business acquisition transaction and integration cost	(7,883)	—	—
Legal and professional expenses incurred for IPO	(6,070)	—	—
Cost of proposed listing	—	—	(6,227)

Loss before income tax	(187,746)	(13,849)	(34,736)

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

4.	Segment information (continued)

(b)	Segment information (continued)

Headquarters costs are costs of personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service the group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees.

The CODM uses adjusted EBITDA as a measure to assess the performance of the segments. This excludes the effects of significant items of income and expenditure which may have an impact on the quality of earnings such as changes in fair value of preferred shares and embedded derivatives, finance cost, depreciation and amortisation, income tax expense, impairments when the impairment is the result of an isolated, non–recurring event, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration cost and legal and professional expenses incurred for IPO.

5.	Revenue from contracts with customers

(a)	Disaggregation of revenue from contracts with customers

	2021 $’000	2020 $’000	2019 $’000
Agent revenue
- Subscription	41,773	35,752	31,886
- Agent discretionary	35,179	29,968	32,607

	76,952	65,720	64,493

Developer revenue
- Advertising activities	10,749	8,113	11,252
- Events	6,328	5,785	10,443
- Print	19	—	—
- Review and management services	3,211	412	265
- Others	75	45	413

	20,382	14,355	22,373

Fintech and data	3,377	2,020	1,578

	100,711	82,095	88,444

Revenue recognised
- At a point in time	20,068	16,511	22,238
- Over time	80,643	65,584	66,206

	100,711	82,095	88,444

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

5.	Revenue from contracts with customers (continued)

(a)	Disaggregation of revenue from contracts with customers (continued)

Revenue recognition criteria for each of these revenue streams is stated in Note 2.4.

As permitted under IFRS 15, the remaining unsatisfied performance obligations are not disclosed as these performance obligations are part of contracts that have an original expected duration of one year or less. There is no consideration from contracts with customers not included in the transaction price.

(b)	Contract liabilities

	31 December		1 January

	2021 $’000	2020 $’000	2020 $’000
Deferred revenue	47,318	34,487	32,065

The change in deferred revenue is mainly due to the increase in unsatisfied performance obligations at the end of the financial year.

(i)	Revenue recognised in relation to contract liabilities

	2021 $’000	2020 $’000	2019 $’000
Revenue recognised in current period that was included in the contract liabilities balance at the beginning of the period	34,487	32,065	27,431

(c)	Trade receivables from contracts with customers

	31 December		1 January
	2021 $’000	2020 $’000	2020 $’000
Current assets
Trade receivables from contracts with customers (Note 13(a))	15,765	15,825	12,446
Loss allowances (Note 13(a))	(4,953)	(4,823)	(3,529)

	10,812	11,002	8,917

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

6.	Other income

	2021 $’000	2020 $’000	2019 $’000
Interest income	456	477	779
Government grants
- Job Support Scheme	863	1,787	—
- Others	140	175	688
Rent concession	141	71	—
Reversal of provision for reinstatement cost	—	—	238
Others	123	291	155

	1,723	2,801	1,860

Grant income of $863,000 (2020: $1,787,000, 2019: Nil) was recognised during the financial year under the Jobs Support Scheme (the “JSS”). The JSS is a temporary scheme introduced in the Singapore Budget 2020 to help enterprises retain local employees. The scheme had been extended up to 2021 by the Government. Under the JSS, employers will receive cash grants in relation to the gross monthly wages of eligible employees.

7.	Other (losses)/gains – net

	2021 $’000	2020 $’000	2019 $’000
Loss on disposal of plant and equipment and intangible assets	(3)	(187)	(198)
Currency translation loss	(812)	(1,323)	(972)
Fair value (loss)/gain on derivative financial liabilities (Note 26(e))	—	1,313	(525)
Fair value (loss)/gain on Series B, D1, E, and F conversion option (Note 26(e))	(124,146)	15,051	(15,991)
Fair value loss on contingent consideration (Note 26(e))	—	(174)	(705)

	(124,961)	14,680	(18,391)

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

8.	Employee compensation

	2021 $’000	2020 $’000	2019 $’000
Wages and salaries	49,931	36,205	32,245
Employer’s contribution to defined contribution plans	5,428	3,313	3,429
Other employee benefits	1,283	937	1,186
Share grant and option expenses (Note 24)	8,542	6,660	3,204

	65,184	47,115	40,064

9.	Finance cost

	2021 $’000	2020 $’000	2019 $’000
Interest expenses:
- Convertible notes	54	780	2,206
- Leases (Note 16)	742	727	598
- Borrowings	1,512	—
Accretion expenses arising from redeemable convertible preference shares (Note 18)	11,549	14,841	9,577
Others	52	98	105

	13,909	16,446	12,486

10.	Income taxes

(a)	Tax (credit)/expense

	2021 $’000	2020 $’000	2019 $’000
Tax expense attributable to profit is made up of:
- Current income tax	291	1,417	3,257
- Overprovision of income tax in prior financial year	(25)	(743)	—
- Deferred income tax (Note 21)	(669)	(140)	385
- Withholding tax	70	25	137

	(333)	559	3,779

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

10.	Income taxes (continued)

(a)	Tax (credit)/expense (continued)

The tax on the Group’s loss before tax differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2021 $’000	2020 $’000	2019 $’000
Loss before tax	(187,746)	(13,849)	(34,736)

Tax calculated at tax rate of 17% (2020 and 2019: 17%)	(31,917)	(2,354)	(5,905)
Effects of:
- Different tax rates in other countries	(1,744)	(1,033)	(702)
- Expenses not deductible for tax purposes	8,370	5,021	5,717
- Income not subject to tax	(539)	(699)	(171)
- Fair value losses/(gains) on financial instruments	21,105	(2,782)	2,808
- Tax incentives	—	(510)	(17)
- Utilisation of previously unrecognised capital allowances	(1,740)	—	(156)
- Deferred tax assets not recognised	6,087	3,634	2,068
- Withholding tax	70	25	137
- Overprovision of tax in prior financial year	(25)	(743)	—

Tax (credit)/expense	(333)	559	3,779

(b)	Movement in current income tax liabilities

	2021	2020
	$’000	$’000
Beginning of financial year	5,492	6,749
Income tax paid	(2,104)	(1,895)
Tax expense	361	1,442
Overprovision in prior financial year	(25)	(743)
Acquisition of subsidiaries (Note 28)	706	—
Currency translation adjustments	124	(61)

End of financial year	4,554	5,492

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

11.	Loss per share

(a)	Basic loss per share

	2021 $ per share	2020 $ per share	2019 $ per share
Total basic loss per share attributable to the ordinary equity holders of the Group	(78.85)	(9.30)	(25.17)

(b)	Diluted loss per share

	2021 $ per share	2020 $ per share	2019 $ per share
Total diluted loss per share attributable to the ordinary equity holders of the Group	(78.85)	(13.29)	(25.17)

(c)	Reconciliations of loss used in calculating loss per share

	2021 $’000	2020 $’000	2019 $’000
Basic loss per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share	(187,413)	(14,408)	(38,515)

Diluted loss per share
Loss attributable to the ordinary equity holders of the Group Used in calculating basic loss per share	(187,413)	(14,408)	(38,515)
Add: savings from accretion cost on Series B preference shares	—	5,431	—
Less fair value loss/(gain) on Series B conversion option	—	(15,051)	—

Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	(187,413)	(24,028)	(38,515)

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

11.	Loss per share (continued)

(d)	Weighted average number of shares used as the denominator

	2021	2020	2019
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	2,376,973	1,549,881	1,530,242
Adjustments for calculation of diluted loss per share[1]:
Number of Series B preference shares	—	258,363	—

Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted loss per share	2,376,973	1,808,244	1,530,242

[1]	Potential ordinary shares outstanding consist of stock options, warrants, convertible notes and convertible preference shares and are excluded if their effect is anti-dilutive.

12.	Cash and cash equivalents

	2021 $’000	2020 $’000
Cash on hand	13	27
Cash at bank	39,814	40,414
Short-term bank deposits	30,409	52,918

	70,236	93,359

Acquisition of subsidiaries

Please refer to Note 28 for the effects of acquisition of subsidiaries on the cash flows of the Group.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

13.	Trade and other receivables

(a)	Current

	2021 $’000	2020 $’000
Trade receivables - Non-related parties	15,765	15,825
Less: Allowance for impairment of receivables - non-related parties	(4,953)	(4,823)

Trade receivables - net	10,812	11,002
Deposits	656	587
Prepayments	4,074	1,409
Other receivables	2,113	1,142

	17,655	14,140

(b)	Non-current

	2021 $’000	2020 $’000
Deposits	1,373	1,093
Prepayments	191	244

	1,564	1,337

14.	Intangible assets

	2021	2020
	$’000	$’000
Composition:
Goodwill (Note 14(a))	362,448	123,277
Trademarks, brand and domain names (Note 14(b))	9,500	5,578
Acquired computer software (Note 14(c))	946	616
Internally developed computer software (Note 14(d))	15,009	4,650
Development cost in progress (Note 14(e))	13,021	6,408
Property data (Note 14 (f))	233	186

	401,157	140,715

(a)	Goodwill

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	123,277	122,821
Currency revaluation adjustments	5,321	(1,749)
Acquisition of subsidiaries (Note 28(c))	233,850	2,205

End of financial year	362,448	123,277

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(a)	Goodwill (continued)

Impairment tests for goodwill

Goodwill is allocated to the Group’s CGUs identified according to countries of operation and business segments.

A segment-level summary of the goodwill allocation is as follows:

	2021	2020
	$’000	$’000
Singapore – ePropertyTrack	3,586	3,586
Singapore – Ensign	5,099	5,099
Vietnam – PG Vietnam	115,817	112,413
Malaysia – MyProperty Data Sdn Bhd	2,149	2,179
Malaysia – Malaysia marketplace[1]	225,908	—
Thailand – Thailand marketplace[2]	9,889	—

	362,448	123,277

[1]	Comprise of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd. and PropertyGuru Malaysia International (Malaysia) Sdn Bhd.
[2]	Comprise of Kid Ruang Yu Co., Ltd., Prakard IPP Co., Ltd., iProperty (Thailand) Co., Ltd., and AllProperty Media Co., Ltd. (head Office)

The recoverable amounts of the ePropertyTrack, Ensign, PG Vietnam and MyProperty Data CGUs were determined based on value-in-use. Cash flow projections used in the value-in-use calculations were based on financial budgets approved by management covering a five-year to six-year period. Cash flows beyond the budget period were extrapolated using the estimated growth rates stated below. The growth rate did not exceed the long-term average growth rate for the respective country in which the CGUs operate.

Key assumptions used for value-in-use calculations:

	2021
	eProperty Track	Ensign	PG Vietnam	MyProperty Data
EBIT margin[1]	16-36%	29-34%	18-41%	(39)-52%
Growth rate[2]	1.7%	1.7%	3.0%	3.4%
Discount rate[3]	12.8%	12.8%	17.5%	21.9%

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(a)	Goodwill (continued)

Impairment tests for goodwill (continued)

Key assumptions used for value-in-use calculations:

	2020
	eProperty Track	Ensign	PG Vietnam	MyProperty Data
EBIT margin[1]	(8)-30%	38-40%	20-44%	(10)-49%
Growth rate[2]	2.0%	2.0%	3.0%	1.7%
Discount rate[3]	13.5%	13.5%	19.9%	33.2%

[1]	Budgeted EBIT margin
[2]	Weighted average growth rate used to extrapolate cash flows beyond the budget period
[3]	Pre-tax discount rate applied to the pre-tax cash flow projections

Management determined budgeted EBIT margin based on past performance and its expectations of market developments. The weighted average growth rates used were consistent with long term forecasts included in industry reports. The discount rates used were pre-tax and reflected specific risks relating to the relevant segments.

Based on a sensitivity analysis performed by management, a decrease in the EBIT margin by 6.4%, a decrease in revenue growth rate by 4.1% or an increase in the discount rate by 2.4% (2020: a decrease in EBIT margin by 2.4%, a decrease in growth rate by 1.4% or an increase in the discount rate by 0.7%) would result in the recoverable amount of PG Vietnam being equal to its carrying amount. Any reasonably possible change in the key assumptions on which MyProperty Data, Ensign and ePropertyTrack’s recoverable amount are based on would not cause MyProperty Data, Ensign and ePropertyTrack’s carrying amount to exceed their recoverable amount.

Management has determined the recoverable amount of the Malaysia marketplace and Thailand marketplace CGUs by assessing the fair value less cost to sell of the CGUs. This is a market approach where management selects a market multiple – enterprise value/revenue (“EV/S”) multiple – based on various data points which comprise the Group’s own implied equity value derived from the share subscription agreement dated 23 July 2021 (Note 29(a)) and a set of comparable companies’ EV/S multiple. Management identified comparable companies based on the nature of the companies and their line of businesses, the customer demographics, the scale of the companies, their geographical location, and their product offerings. Management applied the EV/S multiple to the estimated annual revenue for the respective CGUs to determine the recoverable amount. The Board of Directors determined that this method was appropriate. The valuation is considered to be level 3 in the fair value hierarchy due to unobservable inputs used in the valuation.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(a)	Goodwill (continued)

Impairment tests for goodwill (continued)

Key assumption used for fair value less cost to sell calculations:

2021
	Malaysia marketplace	Thailand marketplace
EV/S Multiple	16.6x	16.6x

Any reasonably possible change in the key assumption on which Malaysia marketplace’s and Thailand marketplace’s recoverable amount are based on would not cause their carrying amount to exceed their recoverable amount.

The results of the impairment review undertaken at 31 December 2021 and 2020 by management on the Group’s goodwill indicated that no impairment charge was necessary.

(b)	Trademarks, brand and domain names

With definite useful life

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	15,667	13,338
Reclassification of indefinite useful life intangible assets	—	2,532
Additions	—	5
Currency revaluation adjustments	212	(208)
Acquisition of subsidiaries (Note 28(c))	4,859	—

End of financial year	20,738	15,667

Accumulated amortisation and impairment
Beginning of financial year	10,089	6,708
Reclassification of indefinite useful life intangible assets	—	2,532
Amortisation charge	1,105	1,000
Currency revaluation adjustments	44	(151)

End of financial year	11,238	10,089

Net book value	9,500	5,578

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(b)	Trademarks, brand and domain names (continued)

With indefinite useful life

	2021	2020
	$’000	$’000
Cost
Beginning of the financial year	—	2,532
Reclassification of indefinite useful life intangible assets	—	(2,532)

End of financial year	—	—

Accumulated impairment
Beginning of the financial year	—	2,532
Reclassification of indefinite useful life intangible assets	—	(2,532)

End of financial year	—	—

Net book value	—	—

Brands and domain names that are considered to have indefinite useful lives are assessed for impairment on an annual basis. Indefinite useful lives intangible assets are allocated to the CGUs for which they relate.

In 2020, the estimated useful lives of these brands and domain names have been reassessed to be finite rather than indefinite after conducting a review. Management estimated the useful life of brands and domain names for both Thailand and Indonesia CGUs to be 10 years based on long-term strategy, the level of growth or decline of the markets that the brands and domain names operate in, the history of the market and the brands’ and domain names’ position within that market, with the remaining useful life of these assets to be 2 years from the application of the change. The change in estimates have been applied prospectively from 1 January 2020. As the brands and domain names have been fully impaired, the carrying amount remains unchanged.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(c)	Acquired computer software

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	2,182	1,619
Additions	654	218
Acquisition of subsidiaries (Note 28(c))	23	348
Currency revaluation adjustments	(4)	(3)

End of financial year	2,855	2,182

Accumulated amortisation
Beginning of financial year	1,566	1,274
Amortisation charge	344	293
Currency revaluation adjustments	(1)	(1)

End of financial year	1,909	1,566

Net book value	946	616

(d)	Internally developed computer software

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	11,133	6,203
Acquisition of subsidiaries (Note 28(c))	9,832	107
Transfers from development cost in progress	6,605	4,834
Currency revaluation adjustments	74	(11)

End of financial year	27,644	11,133

Accumulated amortisation
Beginning of financial year	6,483	3,525
Amortisation charge	6,177	2,646
Impairment	—	319
Currency revaluation adjustments	(25)	(7)

End of financial year	12,635	6,483

Net book value	15,009	4,650

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

14.	Intangible assets (continued)

(e)	Development cost in progress

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	6,408	4,989
Acquisition of subsidiaries (Note 28(c))	1,136	—
Additions	12,067	6,342
Impairment	—	(85)
Transfers to development cost	(6,605)	(4,834)
Currency revaluation adjustments	15	(4)

End of financial year	13,021	6,408

(f)	Property data

	2021		2020
	$’000		$’000
Cost
Beginning of financial year	191		—
Acquisition of subsidiaries (Note 28(c))	73		183
Additions	93		8
Currency revaluation adjustments	(2)		—

End of financial year	355		191

Accumulated amortisation
Beginning of financial year	5		—
Amortisation charge	117		5
Currency revaluation adjustments	—	*	—

End of financial year	122		5

Net book value	233		186

*	Less than $1,000

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

15.	Plant and equipment

	Leasehold improvements	Computers	Furniture, equipment and motor vehicle	Total
	$’000	$’000	$’000	$’000
Group
2021
Cost
Beginning of financial year	3,532	3,225	614	7,371
Additions	408	1,180	85	1,673
Acquisition of subsidiaries (Note 28(c))	595	269	159	1,023
Disposals	(111)	(70)	(7)	(188)
Currency revaluation adjustments	(29)	(15)	(9)	(53)

End of financial year	4,395	4,589	842	9,826

Accumulated depreciation
Beginning of financial year	1,872	2,401	479	4,752
Depreciation charge	1,118	727	114	1,959
Disposals	(111)	(54)	(7)	(172)
Currency revaluation adjustments	(13)	(24)	(5)	(42)

End of financial year	2,866	3,050	581	6,497

Net book value
End of financial year	1,529	1,539	261	3,329

2020
Cost
Beginning of financial year	3,051	2,824	647	6,522
Additions	760	444	133	1,337
Acquisition of subsidiary	—	1	—	1
Disposals	(256)	(5)	(139)	(400)
Currency revaluation adjustments	(23)	(39)	(27)	(89)

End of financial year	3,532	3,225	614	7,371

Accumulated depreciation
Beginning of financial year	867	1,960	522	3,349
Depreciation charge	1,079	481	91	1,651
Disposals	(57)	(4)	(104)	(165)
Currency revaluation adjustments	(17)	(36)	(30)	(83)

End of financial year	1,872	2,401	479	4,752

Net book value
End of financial year	1,660	824	135	2,619

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

16.	Leases – The Group as a lessee

Nature of the Group’s leasing activities

Property and office equipment

The Group leases office space and office equipment for the purpose of back office operations.

(a)	Carrying amounts, additions and depreciation charge during the year

Right-of-use (“ROU”) assets:

	2021	2020
	$’000	$’000
Cost
Beginning of financial year	22,832	21,977
Additions	2,754	1,578
Expiration of leases	(1,696)	(630)
Acquisition of subsidiaries (Note 28(c))	1,003	—
Currency revaluation adjustments	(35)	(93)

End of financial year	24,858	22,832

Accumulated amortisation
Beginning of financial year	6,797	3,131
Depreciation charge	4,330	3,959
Impairment	8	402
Expiration of leases	(1,696)	(630)
Currency revaluation adjustments	— *	(65)

End of financial year	9,439	6,797

Net book value	15,419	16,035

*	Less than $1,000

Lease liabilities:

	2021	2020
	$’000	$’000
Current	4,439	3,686
Non-current	12,452	13,567

	16,891	17,253

(b)	Interest expense

	2021	2020	2019
	$’000	$’000	$’000
Interest expense on lease liabilities	742	727	598

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

16.	Leases – The Group as a lessee (continued)

(c)	Lease expense not capitalised in lease liabilities

	2021	2020	2019
	$’000	$’000	$’000
Short-term lease expense	94	68	944
Low-value lease expense	61	28	60

Total	155	96	1,004

(d)	Total cash outflow for all the leases was $4,960,000 (2020: $4,630,000, 2019: $3,663,000).

(e)	Future cash outflow which are not capitalised in lease liabilities

Extension option

The leases for certain office space contain extension periods, for which the related lease payment had not been included in lease liabilities as the Group is not reasonably certain to exercise these extension options. The Group negotiates extension options to maximise operational flexibility in terms of managing the assets used in the Group’s operations. The majority of the extension options are exercisable by the Group and not by the lessor.

17.	Trade and other payables

	2021	2020
	$’000	$’000
Current
Trade payables—non-related parties	4,469	3,026
Accrued operating expenses	9,901	4,637
Accrued employee expenses	14,677	7,743
Loan advance	—	5,000
Deferred consideration payable	—	413
Other payables	3,874	2,744

	32,921	23,563
Non-current
Trade payables—non-related parties	1	—
Accrued employee expenses	602	41

	603	41

Total trade and other payable	33,524	23,604

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares

	Series B		Series D1		Series E		Series F		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Amount
		$’000		$’000		$’000		$’000	$’000
Financial liability
2021
Beginning of financial year	258,363	59,412	152,224	48,965	84,705	29,303	210,526	61,801	199,481
Accretion cost on Series B, D1, E and F redeemable convertible preference shares (Note 9)	—	3,375	—	2,759	—	1,800	—	3,615	11,549
Conversion of redeemable convertible preference shares to ordinary shares	(258,363)	(62,787)	(152,224)	(51,724)	(84,705)	(31,103)	(210,526)	(65,416)	(211,030)

End of financial year	—	—	—	—	—	—	—	—	—

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

	Series B		Series D1		Series E		Series F		Total
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Amount
		$’000		$’000		$’000		$’000	$’000
Financial liability
2020
Beginning of financial year	258,363	53,981	152,224	44,261	—	—	—	—	98,242
Issuance of Series E and F redeemable convertible preference shares for cash	—	—	—	—	84,705	26,928	210,526	60,000	86,928
Cost of financing Series E and F redeemable convertible preference shares	—	—	—	—	—	(402)	—	(128)	(530)
Accretion cost on Series B, D1, E and F redeemable convertible preference shares (Note 9)	—	5,431	—	4,704	—	2,777	—	1,929	14,841

End of financial year	258,363	59,412	152,224	48,965	84,705	29,303	210,526	61,801	199,481

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

	Series C		Series D2		Total
	Number of shares	Amount	Number of shares	Amount	Amount
		$’000		$’000	$’000
Equity
2021
Beginning of financial year	70,303	10,000	564,126	49,339	59,339
Conversion of non-redeemable convertible preference shares to ordinary shares	(70,303)	(10,000)	(564,126)	(49,339)	(59,339)

End of financial year	—	—	—	—	—

2020
Beginning and end of financial year	70,303	10,000	564,126	49,339	59,339
2019
Beginning and end of financial year	70,303	10,000	564,126	49,339	59,339

(a)	Series B preference shares

On 22 June 2015, the Group issued 258,363 Series B preference shares at $135.47 per share to its investors. The Group received $35,000,000 for the 258,363 Series B shares issued.

The salient terms of the Series B preference shares are as follows:

(i)

The shares are redeemable and any time after 5 years from the issuance date provided that the Group does not achieve Initial Public Offering (“IPO”) status before that. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series B preference shares.

(ii)

At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series C preference shares and ordinary shares, the Group shall declare a dividend payable upon the outstanding Series B preference shares, in an amount equal to the amount of dividends per share that is payable on outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series C preference shares and ordinary shares.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

(a)	Series B preference shares (continued)

(iii)

The Series B preference shares can be converted into ordinary shares of the Group (the “Series B conversion option”) at the holder’s option. Series B preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series B preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series B shares. As a result, the Series B conversion option meets the definition of a derivative. The fair value of the Series B conversion option as of 31 December 2020 is $940,000. The embedded equity conversion option for Series B preference shares is recognised in the consolidated balance sheets within “derivative financial liabilities”.

(b)	Series C preference shares

On 23 January 2017, the Group issued 70,303 Series C preference shares at $142.24 per share to its investors. The Group received $10,000,000 for Series C shares issued.

The salient terms of the Series C preference shares are as follows:

(i)	The Series C preference shares are non-redeemable.

(ii)

At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series C preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 and D2 preference shares, Series B preference shares and ordinary shares on an as-converted basis.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

(b)	Series C preference shares (continued)

(iii)

Holders of the Series C preference shares have priority over the Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions), and, the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)

The Series C preference shares can be converted into ordinary shares of the Group (the “Series C conversion option”) at the holder’s option at a conversion ratio that is time dependent up till the last permissible time prior to an IPO. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series C shares. As the issuance of new shares is within the control of the entity, the Series C preference shares are recorded as equity.

(c)	Series D1 and D2 preference shares

On 24 July 2018, the Group issued Series D1 preference shares, Series D2 preference shares and warrants (Note 25) for cash consideration of $188,235,000. Each financial instrument was recognised based on proportionate fair value. The total aggregate number of shares issued was 716,350 at $259.43 and $253.28 per share respectively to its investors.

The salient terms of the Series D1 preference shares are as follows:

(i)

The shares become redeemable when Series B preference shareholders exercises its redemption right. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series D1 preference shares.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

(c)	Series D1 and D2 preference shares (continued)

(ii)

At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D2 preference shares, Series C preference shares, Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series D1 preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, Series E preference shares, Series D2 preference shares, Series C preference shares, Series B preference shares and ordinary shares on an as-converted basis.

(iii)

Holders of the Series D1 preference shares have priority over the Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)

The Series D1 preference shares can be converted into ordinary shares of the Group (the “Series D1 conversion option”) at the holder’s option. Series D1 preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series D1 preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series D1 shares. As a result, the Series D1 conversion option meets the definition of a derivative. The fair value of the Series D1 conversion option as of 31 December 2020 is Nil.

The salient terms of the Series D2 preference shares are as follows:

(i)	The Series D2 preference shares are non-redeemable.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

(c)	Series D1 and D2 preference shares (continued)

(ii)

At the same time that a dividend is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 preference shares, Series C preference shares, Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series D2 preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, Series E preference shares, Series D1 preference shares, Series C preference shares, Series B preference shares and ordinary shares, on an as-converted basis.

(iii)

Holders of the Series D2 preference shares have priority over the Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)

The Series D2 preference shares can be converted into ordinary shares of the Group (the “Series D2 conversion option”) at the holder’s option. Series D2 preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series D2 preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is meant to preserve the conversion rate at 1:1 and the variability is to maintain the economic right of both ordinary shareholder and warrant holder. As a result, the Series D2 conversion option meets the definition of equity.

(d)	Series E preference shares

On 30 January 2020, the Group issued 84,705 Series E preference shares at $317.90 per share to its investors. The Group received $26,928,000 for the 84,705 Series E shares issued.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

(d)	Series E preference shares (continued)

The salient terms of the Series E preference shares are as follows:

(i)

The shares become redeemable when Series B preference shareholders exercises its redemption right. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series E preference shares.

(ii)

At the same time that a dividend is payable on the outstanding Series F preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series E preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series F preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares on an as-converted basis.

(iii)

Holders of the Series E preference shares have priority over the Series D1 and D2 preference shares, Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

(iv)

The Series E preference shares can be converted into ordinary shares of the Group (the “Series E conversion option”) at the holder’s option. Series E preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series E preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series E shares. As a result, the Series E conversion option meets the definition of a derivative. The fair value of the Series E conversion option as of 31 December 2020 is Nil.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

(e)	Series F preference shares

On 7 September 2020, the Group issued 210,526 Series F preference shares at $285.00 per share to its investors. The Group received $60,000,000 for Series F shares issued.

The salient terms of the Series F preference share are as follows:

(i)

The shares become redeemable when Series B preference shareholders exercises its redemption right. The redemption amount is computed as the higher of (i) sum of the initial cash investment, any cumulative unpaid dividends and interest equal to providing the investors an internal rate of return of 10% on their investment and (ii) the fair value of the Series F preference shares.

(ii)

At the same time that a dividend is payable on the outstanding Series E preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares, the Group shall declare a dividend payable upon the Series F preference shares, in an amount equal to the amount of dividends per share that is payable on the outstanding Series E preference shares, outstanding Series D1 and D2 preference shares, outstanding Series C preference shares, outstanding Series B preference shares and ordinary shares, on an as-converted basis.

(iii)

Holders of the Series F preference shares have priority over the Series E preference shares, Series D1 and D2 preference shares, Series C preference shareholders, Series B preference shareholders and ordinary shareholders (“the other shareholders”) in the event of any liquidation, and are entitled to receive an amount in cash equal to the higher of the sum of the respective original subscription price for each share that they hold (to be adjusted in the event of any stock split, consolidations or subdivisions) and any cumulative unpaid dividends; and the amount they would receive if they participated in the liquidation event rateably with the other shareholders.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

18.	Preference shares (continued)

(e)	Series F preference shares (continued)

(iv)

The Series F preference shares can be converted into ordinary shares of the Group (the “Series F conversion option”) at the holder’s option. Series F preference shares shall automatically be converted into ordinary shares upon the closing of an IPO. The Series F preference shares will be converted to ordinary shares at a conversion rate of 1:1. The conversion rate is subject to adjustments if the Group issues any new securities, other than the Employee Share Grant Plan, Employee Stock Option Plan and Restricted Stock Units Plan, at a price lower than the subscription price of the Series F shares. As a result, the Series F conversion option meets the definition of a derivative. The fair value of the Series F conversion option as of 31 December 2020 is Nil.

Upon the completion of the acquisition of Panama on 3 August 2021, all Series B, C, D1, D2, E and F preference shares were fully converted into ordinary shares pursuant to the terms of the share purchase agreement (Note 28).

19.	Convertible notes

(a)	Host instrument

	2021	2020
	$’000	$’000
Current
Convertible notes	—	11,471

Total	—	11,471

On 29 May 2019, the Group redeemed previously issued convertible notes denominated in Singapore Dollars, amounting to $32,000,000 and re-issued new convertible notes denominated in Singapore Dollars, with a nominal value of $10,612,000, for the remaining balance. The re-issued convertible notes has an interest of 8% for the first 18 months and 15% for the continuing 12 months. The notes are due for repayment 30 months from the re-issue date or will be automatically converted to ordinary shares in the Group upon Initial Public Offering at a conversion ratio that is time dependent on the period between the date of the Initial Public Offering and the date of re-issuance.

As of 31 December 2020, the fair value of the non-current convertible note approximates its carrying amount.

On 23 December 2020, the Group issued a notice of redemption for the convertible note which was subsequently redeemed on 21 January 2021.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

19.	Convertible notes (continued)

(b)	Embedded equity conversion option

The embedded equity conversion option is accounted for as a financial derivative as the conversion formula involves the issuance of a variable number of the Group’s shares depending on the date of an Initial Public Offering. For the financial year ended 31 December 2021 and 2020, there is no embedded equity conversion option accounted for as a financial derivative.

20.	Borrowings

	2021	2020
	$’000	$’000
Current
Borrowings	170	—
Non-current
Borrowings	16,732	—
Total	16,902	—

On 23 December 2020, the Group entered into a $16,000,000 2-year loan facility agreement with several lenders. $600,000 of the loan facility was with lenders who are key management personnel of the Company, at equivalent terms to those of third-party lenders. The Company had utilised the facility on 8 January 2021. The Company received $5,000,000 as advances for the loan facility during the financial year ended 31 December 2020 and the remaining $11,000,000 in January 2021.

The term loan facility matures in January 2023 and bears interest at 2% per annum payable at the last day of each interest period of six months and 6% per annum payable at the termination date which is 24 months from the date the loan was drawn down. Effective interest rate for this loan facility is at 8.16%. Under the terms of the term loan facility, the Group is required to comply with the following financial covenants which are tested on an annual basis:

•	the total net cash of the Group is no less than $10,000,000; and

•	the consolidated total borrowings does not exceed $25,000,000.

As of 31 December 2021, the Group is in compliance with the covenants.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

21.	Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same taxation authority.

Movement in deferred income tax accounts is as follows:

	2021	2020
	$’000	$’000
Beginning of financial year	1,615	1,698
Currency revaluation adjustments	36	(12)
Acquisition of subsidiaries(Note 28(c))	1,393	69
Tax charge (Note 10)	(669)	(140)

End of financial year	2,375	1,615

Deferred income tax assets are recognised for tax losses, capital allowances and merger and acquisition (“M&A”) allowances carried forward to the extent that realisation of the related tax benefits through future taxable profits is probable. The Group has unrecognised tax losses of $79,657,000 (2020: $42,775,000), capital allowance of $3,948,000 (2020: $2,000) and M&A allowance of $10,424,000 (2020: $4,564,000) at the balance sheet date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognised tax losses, capital allowances and M&A allowances in their respective countries of incorporation. The capital allowances and M&A allowances have no expiry date. The tax losses have expiry dates as follows:

	2021	2020
	$’000	$’000
Expiring in one year	5,617	3,847
Expiring in two years	5,734	3,556
Expiring in three years	4,069	3,343
Expiring in four years	6,601	2,973
Expiring beyond four years	57,636	29,056

	79,657	42,775

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

21.	Deferred income taxes (continued)

The movement in deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) is as follows:

Deferred income tax liabilities

	Accelerated tax depreciation	Fair value gains – net	ROU assets	Others		Total
	$’000	$’000	$’000	$’000		$’000
2021
Beginning of financial year	824	1,026	2,824	—		4,674
Currency translation adjustments	8	34	(3)	—	*	39
Acquisition of subsidiaries (Note 28(c))	875	1,132	—	29		2,036
Charged/(credited) to profit or loss	420	(217)	(4)	—		199

End of financial year	2,127	1,975	2,817	29		6,948

2020
Beginning of financial year	578	1,145	3,347	70		5,140
Currency translation adjustments	—	(12)	(3)	—		(15)
Acquisition of subsidiary	—	69	—	—		69
Charged/(credited) to profit or loss	246	(176)	(520)	(70)		(520)

End of financial year	824	1,026	2,824	—		4,674

*	Less than $1,000

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

21.	Deferred income taxes (continued)

Deferred income tax assets

	Lease liabilities	Provisions	Tax loss	Unutilised capital allowance	Total
	$’000	$’000	$’000	$’000	$’000
2021
Beginning of financial year	(2,926)	(133)	—	—	(3,059)
Currency translation adjustments	3	—	(1)	(5)	(3)
Acquisition of subsidiaries (Note 28(c))	—	—	(102)	(541)	(643)
Credited to profit or loss	(10)	(24)	(834)	—	(868)

End of financial year	(2,933)	(157)	(937)	(546)	(4,573)

2020
Beginning of financial year	(3,442)	—	—	—	(3,442)
Currency translation adjustments	3	—	—	—	3
Credited to profit or loss	513	(133)	—	—	380

End of financial year	(2,926)	(133)	—	—	(3,059)

22.	Provision for reinstatement costs

Provision for reinstatement costs relate to the cost of dismantling and removing assets and restoring the premises to its original condition as stipulated in the lease agreements. The Group expects to incur the liability upon termination of the leases between March 2022 to August 2026.

	2021		2020
	$’000		$’000
Beginning of financial year	377		375
Currency revaluation adjustments	(5)		(2)
Additions from new leases during the year	71		—
Accretion cost	11		4
Acquisition of subsidiaries (Note 28(c))	151		—
Provision utilised during the year	—	*	—

End of financial year	605		377

Current	36		21
Non-current	569		356

End of financial year	605		377

*	Less than $1,000

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

23.	Share capital and treasury shares

	No. of ordinary shares		Amount
	Issued share capital	Treasury shares	Share capital	Treasury shares
			$’000	$’000
2021
Beginning of financial year	1,550,711	—	36,553	—
Shares issued (Note 23(a))	650,103	—	252,338	—
Conversion of preference shares to ordinary shares (Note 18)	1,340,247	—	395,456	—

End of financial year	3,541,061	—	684,347	—

2020
Beginning of financial year	1,534,032	(3,653)	33,886	—	*
Shares issued (Note 23(a))	16,679	—	2,667	—	*
Treasury shares purchased (Note 23(b))	—	3,653	—	—	*

End of financial year	1,550,711	—	36,553	—

2019
Beginning of financial year	1,527,623	(153)	32,120	—	*
Shares issued (Note 23(a))	6,409	—	1,766	—
Treasury shares purchased (Note 23(b))	—	(3,500)	—	—	*

End of financial year	1,534,032	(3,653)	33,886	—	*

*	Less than $1,000

All issued ordinary shares are fully paid. There is no par value for these ordinary shares.

Fully paid ordinary shares carry one vote per share and carry a right to dividends as and when declared by the Group.

(a)	Issuance of ordinary shares

During the financial year, the parent company issued 9,472 (2020: 16,504) ordinary shares amounting $2,278,000 (2020: $2,611,000) to employees as part of the Employee Share Grant Plan, 3,184 (2020: Nil) ordinary shares amounting $1,243,000 (2020: Nil) to non-executive directors as part of the Non-Executive Directors Share Plan (“NED Plan”) (Note 24(b)), 632 (2020: 175) ordinary shares amounting $180,000 for non-executive directors as part of the remuneration (Note 27) and 636,815 ordinary shares amounting $248,637,000 in connection with the acquisition of the Panama (Note 28).

During the financial year, the parent company also fully converted 1,340,247 of its preference shares into ordinary shares (Note 18).

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

23.	Share capital and treasury shares (continued)

(b)	Treasury shares

During the financial year ended 31 December 2021, the parent company re-issued Nil (2020: 3,653, 2019: Nil) treasury shares pursuant to the Group’s ESO Plans at the exercise prices of Nil (2020: $125, $142 or $164, 2019: Nil) each. The cost of the treasury shares re-issued amounted to Nil (2020: $655,000, 2019: Nil). The total consideration (net of expense) for the treasury shares re-issued is as follows:

	2021	2020	2019
	$’000	$’000	$’000
Exercise price paid by employees	—	524	—
Value of employee services	—	131	—

Total net consideration	—	655	—

During the financial year ended 31 December 2019, the parent company acquired 3,500 shares of the parent company as treasury shares. The total amount paid to acquire the shares was less than $1,000 and this was presented as a component within shareholders’ equity/deficiency. The parent company did not acquire any shares during the financial year ended 31 December 2021 and 2020.

Accordingly, a gain on re-issue of treasury shares of Nil; (2020: $655,000, 2019: Nil) is recognized in the capital reserve (Note 24(e)).

24.	Share and capital reserve

	2021	2020	2019
	$’000	$’000	$’000
Beginning of financial year	11,630	5,898	2,612
Employee share grant and options schemes
- Value of employee services (Note 8)	8,542	6,660	3,204
- Shares issued (Note 23(a))	(2,199)	(1,152)	(66)
Non-executive director share grant and options schemes
- Value of services (Note 27)	2,108	280	148
- Shares issued (Note 23(a))	(1,423)	(56)	—

End of financial year	18,658	11,630	5,898

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(a)	Employee Stock Option Plan

The members of the Group approved the Group’s Employee Stock Option Plan (“ESO Plan”) 2016 and ESO Plan 2018 on 4 April 2016 and 9 May 2018 respectively.

The objective of the ESO Plans is to promote the interests of the Group by providing the certain key personnel with an appropriate incentive to encourage them to continue their employment with the Group and to improve the growth, profitability and financial success of the Group. Accordingly, the vesting of the ESO Plan 2016 options is upon meeting certain period of service and agreed performance targets. The vesting of the ESO Plan 2018 options is upon meeting certain periods of service. Upon vesting, the awardees are issued with share options of the Group and hence this is an equity-settled share plan.

The total aggregate number of shares issuable under the ESO Plans and/or Restricted Stock Units Plan (“RSU Plan”) shall not exceed 7.5% of the fully diluted share capital of the Group.

The exercise price of the options is determined by the valuation of the Group’s ordinary shares immediately preceding the date of the grant. The vesting of the options is conditional on the key management personnel or employees completing the specific service conditions to the Group. All employee stock options shall expire on the 10th anniversary of their grant date unless otherwise provided in the participant’s option grant agreement. The options may be exercised in full or in part on the payment of the exercise price. The persons to whom the options have been issued have no right to participate by virtue of the options in any share issue of any other Group. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

Set out below are summaries of options granted under the plan:

	2021		2020		2019
	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price	Number of stock options
Beginning of financial year	$188.75	110,814	$186.19	125,371	$134.56	87,344
Granted during the year	—	—	—	—	$262.77	49,900
Exercised during the year	$144.94	(554)	$159.84	(13,228)	—	—
Forfeited during the year	$175.21	(1,560)	$235.10	(1,329)	$128.17	(11,873)

End of financial year	$189.17	108,700	$188.75	110,814	$186.19	125,371

Vested and exercisable at 31 December	$174.40	52,173	$162.67	43,688	$161.79	56,790

The weighted average share price at the date of exercise of options exercised during the year ended 31 December 2021 was $144.94 (2020: $159.84, 2019: not applicable).

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(a)	Employee Stock Option Plan (continued)

No options expired during the periods covered by the above tables.

Stock options outstanding at the end of the year have the following weighted average remaining contractual life and exercise prices:

	2021		2020		2019
Exercise price	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options outstanding	Weighted average remaining contractual life (years)	Stock options outstanding	Weighted average remaining contractual life (years)
$124.63	38,106	4.35	38,106	5.35	45,195	6.36
$142.00	13,060	5.82	14,361	6.75	16,672	7.74
$164.00	11,734	6.40	12,187	7.40	13,604	8.40
$262.77	45,800	7.28	46,160	8.28	49,900	9.28

	108,700		110,814		125,371

The fair value of options granted on 1 April 2019 and 9 December 2019 are determined using the Black-Scholes Option Pricing Model. The significant inputs into the model were shown below.

	1 April 2019	9 December 2019
Share price at grant date	$300,39	$269.54
Exercise price	$262.77	$262.77
Expected volatility	32%	42%
Dividend yield	Nil	Nil
Option life	Up to 10 years	Up to 10 years
Annual risk-free interest rate	2.18%	1.61%

The volatility applied is based on the historical volatility of comparable public-listed companies.

(b)	Non-Executive Directors Plan

On 4 October 2019, the members of the Group approved the Group’s Non-Executive Directors Share Plan (“NED Plan”).

The objective of the NED Plan is to promote the interests of the Group by providing non-executive directors of the Group with an appropriate incentive to encourage them to improve the growth, profitability and financial success of the Group. Accordingly, the vesting of these options is upon meeting certain period of service. Upon vesting, the awardees are issued with options and/or shares of the Group and hence this is an equity-settled share plan.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(b)	Non-Executive Directors Plan (continued)

The NED Plan is administered by the Remuneration Committee who are appointed by the members of the Board of Directors.

Pursuant to the NED Plan (“NED Options and RSU”), the Group issued options to subscribe for 3,209 ordinary shares in the Group at an exercise price of $317.90 per ordinary share which were granted on 4 October 2019. The fair value of options granted is determined using the Black-Scholes Option Pricing Model and the grant date fair value per option is $89.84.

Movements in the number of unissued ordinary shares under option and their exercise prices are as follows:

	No. of ordinary shares under option
	Beginning of financial year	Granted during financial year	Forfeited during financial year	Exercised during financial year	End of financial year	Exercise price	Exercise period	Remaining contractual life (years)
2021
- 4 October 2019	3,209	—	—	—	3,209	$317.90	4.10.20 to 3.9.24	2.68

	3,209	—	—	—	3,209

2020
- 4 October 2019	3,209	—	—	—	3,209	$317.90	4.10.20 to 3.9.24	3.68

	3,209	—	—	—	3,209

2019
- 4 October 2019	—	3,209	—	—	3,209	$317.90	4.10.20 to 3.9.24	4.68

	—	3,209	—	—	3,209

Out of the unexercised options for 3,209 (2020: 3,209, 2019: 3,209) shares, options for 2,403 (2020: 1,602, 2019: 801) shares are exercisable at the balance sheet date.

The fair value of options granted on 4 October 2019 is determined using the Black-Scholes Option Pricing Model. The significant inputs into the model were the share price at the grant date of $269.54, the exercise price of $317.90, expected volatility of expected share price returns of 42%, dividend yield of Nil, the option life of up to 5 years and the annual risk-free interest rate of 1.61%. The volatility applied is based on the historical volatility of comparable public-listed companies.

On 13 October 2021, 10,346 Restricted Stock Units (“RSU”) in the Group were granted pursuant to the NED Plan. The grant date fair value per RSU is $390.45.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(b)	Non-Executive Directors Plan (continued)

Group	Grant date fair value	Beginning of financial year	Granted during financial year	Vested during financial year	Forfeited during financial year	End of financial year
2021	$390.45	—	10,346	(3,184)	—	7,162

(c)	Restricted Stock Units Plan

On 4 April 2016, the members of the Group approved the Group’s Restricted Stock Units Plan (“RSU Plan”).

The objective of the RSU Plan is to promote the interests of the Group by providing the certain key personnel with an appropriate incentive to encourage them to continue their employment with the Group and to improve the growth, profitability and financial success of the Group. Accordingly, these service and performance conditions are included as part of the vesting conditions. Upon vesting, the awardees are issued with shares of the Group and hence this is an equity-settled share plan.

The ESO and RSU Plans are administered by the Remuneration Committee who are appointed by the members of the Board of Directors. The total aggregate number of shares issuable under the ESO Plans and/or RSU Plan shall not exceed 7.5% of the fully diluted share capital of the Group.

There were no shares granted under the RSU Plan for the financial years ended 31 December 2021, 2020 and 2019.

(d)	Omnibus Equity Incentive Plan

On 4 October 2019, the members of the Group approved the Group’s Omnibus Equity Incentive Plan (“Omnibus Plan”).

The objective of the Omnibus Plan is to promote the interests of the Group by providing selected employees and executive directors of the Group with an appropriate incentive to encourage them to continue their employment with the Group and to improve the growth, profitability and financial success of the Group. Accordingly, these service and performance conditions are included as part of the vesting conditions. Upon vesting, the awardees are issued with options and/or shares of the Group and hence this is an equity-settled share plan.

The Omnibus Plan is administered by the Remuneration Committee who are appointed by the members of the Board of Directors.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

24.	Share and capital reserve (continued)

(d)	Omnibus Equity Incentive Plan (continued)

On 30 November 2019, 57,242 restricted stock units in the Group were granted pursuant to the Omnibus Plan (“2020 RSU”). The grant date fair value per RSU is $269.54.

On 1 January 2020, 14 September 2020, 1 October 2020 and 19 October 2020, 6,291, 7,200, 72 and 421 restricted stock units in the Group were granted pursuant to the Omnibus Plan (“2020 RSU”) respectively. The grant date weighted average fair value per RSU is $223.78.

On 25 June 2021, 634 restricted stock units in the Group were granted pursuant to the Omnibus Plan (“2020 RSU”) The grant date fair value per RSU is $223.78.

The shares vested during the financial year and share awards outstanding at the end of the financial year for the RSU Plan and Omnibus Plan were as follows:

	Grant date fair value	Beginning of financial year	Granted during financial year	Vested during financial year	Share award forfeited	End of financial year
Group
2021	$223.78	64,705	634	(13,782)	(601)	50,956

2020	$223.78	60,268	13,984	(8,918)	(629)	64,705

2019	$269.54	11,014	57,242	(7,988)	—	60,268

(e)	Capital reserve

Capital reserve comprises the following item:

	2021	2020	2019
	$’000	$’000	$’000
Gain on re-issuance of treasury shares (Note 23(b))	785	785	130

Total capital reserve	785	785	130

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

25.	Warrants

	No. of warrants	Amount
		$’000
2021
Beginning and end of financial year	112,000	5,742

2020
Beginning and end of financial year	112,000	5,742

2019
Beginning and end of financial year	112,000	5,742

On 12 October 2018, in conjunction with issuance of Series D1 and D2 preference shares, the Group issued a total of 112,000 warrants at a price of $52.33 per warrant. Each warrant carries the right to subscribe for one new ordinary share in the capital of the Group within 60 months following the date of issuance at an exercise price of $341.60 per warrant. The Group has a right to accelerate the exercise period subject upon meeting certain conditions.

26.	Financial risk management

Financial risk factors

The Group’s activities expose it to market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management strategy seeks to minimise any adverse effects from the unpredictability of financial markets on the Group’s financial performance.

The Board of Directors is responsible for setting the objectives and underlying principles of financial risk management for the Group.

(a)	Market risk

(i)	Currency risk

The Group operates in South East Asia with operations in Singapore, Malaysia, Indonesia, Thailand and Vietnam.

Currency risk arises within entities in the Group when transactions are denominated in foreign currencies other than the functional currency of the entities within the Group. The Group’s business operations are not exposed to significant foreign currency risks as it has no significant transactions denominated in foreign currency of the entities within the Group.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risks

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. As the Group have no variable interest-bearing financial instrument, the Group’s income and operating cash flows are substantially independent of changes in market interest rates.

(b)	Credit risk

Credit risk is the risk of loss that may arise on outstanding financial instruments should a counterparty default on its obligations.

Risk management

The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash and deposits), the Group minimise credit risk by dealing exclusively with high credit rating financial institutions.

The Group’s objective is to seek continual revenue growth while minimising losses incurred due to increased credit risk exposure. The Group trades only with recognised and creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.

As the Group does not hold any collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments presented on the balance sheet.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(b)	Credit risk

The credit risk for receivables from third parties (based on the origin of the customer’s geography) based on the information provided to key management is as follows:

	2021	2020
	$’000	$’000
By geographical areas
Singapore	4,766	4,239
Malaysia	1,807	2,070
Thailand	1,434	1,378
Indonesia	857	1,433
Vietnam	741	709
Other countries	1,207	1,173

	10,812	11,002

Credit rating

The Group considers the probability of default upon initial recognition of assets and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk, the Group compares the risk of a default occurring on the asset as of the reporting date with the risk of default as of the date of initial recognition. It considers available reasonable and supportable forward-looking information.

The following indicators are incorporated:

•	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations,

•	significant changes in the expected performance and behaviour of the debtor, including changes in the payment status of debtor in the Group and changes in the operating results of the debtor; and

•	macroeconomic information such as market growth rates.

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making a contractual payment, as determined by the Group’s historical collections records.

The Group defines a financial instrument as default, which is fully aligned with the definition of credit-impaired, when it meets one or more of the following criteria:

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(b)	Credit risk (continued)

Quantitative criteria:

The Group defines a financial instrument as default, when the counterparty fails to make contractual payment within 180 days of when they fall due.

Qualitative criteria:

The debtor meets unlikeliness to pay criteria, which indicates the debtor is in significant financial difficulty. The Group considers the following instances:

•	the debtor is in breach of financial covenants;

•	concessions have been made by the lender relating to the debtor’s financial difficulty;

•	it is becoming probable that the debtor will enter bankruptcy or other financial reorganisation; and

•	the debtor is insolvent.

Financial instruments that are credit-impaired are assessed on individual basis.

Impairment of financial assets

Trade receivables are subject to more than immaterial credit losses where the expected credit loss (“ECL”) model has been applied.

The Group has applied the simplified approach by using the provision matrix to measure the lifetime expected credit losses for trade receivables.

The measurement of ECL reflects:

•	an unbiased and probability-weighted amount that is determined by evaluating a range of possible outcomes;

•	the time value of money; and

•	reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(b)	Credit risk (continued)

Impairment of financial assets (continued)

Groupings of instruments for ECL measured on collective basis;

(i)	Collective assessment

To measure ECL, trade receivables have been grouped based on shared credit risk characteristics such as geographical location and the days past due.

(ii)	Individual assessment

Trade receivables which are in default or credit-impaired are assessed individually.

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the Group, and a failure to make contractual payments for a period of greater than 365 days past due.

Impairment losses on trade receivables are presented as net impairment losses within operating profit. Subsequent recoveries of amounts previously written off are credited against the same line item.

The movement in impairment loss on trade receivables during the year is as follows:

Trade receivables

	2021	2020
	$’000	$’000
Beginning of financial year	4,823	3,529
Allowance made	4,209	3,116
Allowance written back	(2,064)	(845)
Allowance written off	(1,959)	(947)
Acquisition of subsidiaries	17	—
Currency revaluation adjustment	(73)	(30)

End of financial year	4,953	4,823

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(b)	Credit risk (continued)

Impairment of financial assets

For specific trade receivables identified by the Group to be credit impaired, the Group recognised a loss allowance equal to lifetime expected credit loss of $4,560,000 (2020: $4,324,000) in respect of Group’s receivables, as follows:

Trade receivables

	2021	2020
	$’000	$’000
Gross amount	4,560	4,324
Less: Allowance for impairment	(4,560)	(4,324)

	—	—

The impaired receivables arise mainly from receivables that are long overdue.

The Group has concluded that the credit loss for non-specific trade receivables as of 31 December 2021 is immaterial.

Cash and cash equivalents

As of 31 December 2021 and 2020, substantially all of the Group’s cash and cash equivalents were held at major financial institutions in the respective locations of the Group’s region. Management believes that these financial institutions are of high credit quality and continually monitors the credit worthiness of these financial institutions.

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting financial obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities.

The Group manages its liquidity risk by ensuring the availability of funding.

Funding is obtained mainly from investments from shareholders. The Group monitors working capital projections regularly, to ensure that the Group has adequate working capital to meet current requirements.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(c)	Liquidity risk (continued)

The table below analyses non-derivative financial liabilities of the Group into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	Less than 1 year	Between 1 and 5 years
	$’000	$’000
At 31 December 2021
Trade and other payables	31,702	604
Lease liabilities	5,095	13,195
Borrowings	343	16,787

At 31 December 2020
Trade and other payables	22,328	498
Lease liabilities	4,287	14,597
Convertible notes (including contractual interest)	11,525	—
Preference shares	208,425	—

(d)	Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Group may adjust the amount of dividend payment, return capital to shareholders, issue new shares, buy back issued shares, obtain new borrowings or sell assets to reduce borrowings.

The Directors monitor the Group’s capital based on net debt, if any, and total capital. Net debt is calculated as borrowings plus trade and other payables less cash and cash equivalents. Total capital is calculated as total equity plus preference shares and net debt, if any.

	2021	2020
	$’000	$’000
Net debt	N/M	N/M
Preference shares	—	199,481
Total equity	387,191	(26,515)

Total capital	387,191	172,966

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(e)	Fair value measurement

Liabilities measured and carried at fair value and classified by level of the following fair value measurement hierarchy:

(i)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(ii)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

As of 31 December 2021, there are no liabilities being carried at fair value through profit or loss. As of 31 December 2020, liabilities carried at fair value are all Level 3 instruments.

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Where appropriate, quoted market prices or dealer quotes for similar instruments are used. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The fair values of current financial assets and liabilities carried at amortised cost approximate their carrying amounts.

The following table presents the changes in Level 3 instruments:

	Derivative financial liabilities - Series B, D1, E and F conversion option	Derivative financial liabilities - Convertible note conversion option	Contingent consideration
	$’000	$’000	$’000
2021
Beginning of financial year	940	—	—
Fair value adjustment
- profit or loss (Note 7)	124,146	—	—
Conversion to ordinary shares	(125,086)	—	—

End of financial year	—	—	—

Total (gains)/losses for the period included in profit or loss for assets and liabilities held at the end of the financial year (a)	—	—	—

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(e)	Fair value measurement (continued)

	Derivative financial liabilities - Series B, D1, E and F conversion option	Derivative financial liabilities - Convertible note conversion option	Contingent consideration
	$’000	$’000	$’000
2020
Beginning of financial year	15,991	1,313	11,743
Fair value adjustment
- profit or loss (Note 7)	(15,051)	(1,313)	174
Currency translation adjustments	—	—	250
Contingent consideration paid in relation to acquisition of PG Vietnam	—	—	(12,167)

End of financial year	940	—	—

Total (gains)/losses for the period included in profit or loss for assets and liabilities held at the end of the financial year(a)	(15,051)	(1,313)	424

2019
Beginning of financial year	—	788	23,268
Fair value adjustment
- profit or loss (Note 7)	15,991	525	705
Contingent consideration paid in relation to acquisition of PG Vietnam	—	—	(5,454)
Contingent consideration paid in relation to acquisition of Ensign	—	—	(6,776)

End of financial year	15,991	1,313	11,743

Total (gains)/losses for the period included in profit or loss for assets and liabilities held at the end of the financial year (a)	15,991	525	705

(a)	The unrealised gains/losses are presented in “other (losses)/gains – net” in the consolidated statement of comprehensive income.

There are no transfers of financial instruments between any levels during the financial years ended 31 December 2021, 2020 and 2019.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

26.	Financial risk management (continued)

(e)	Fair value measurement (continued)

The carrying amount less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated based on quoted market prices or dealer quotes for similar instruments by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The Level 3 contingent consideration for the acquisition of PG Vietnam and Ensign used net profit margin, estimated to be above 19.3%, and EBITDA, estimated to be above US$700,000 (approximately $950,000) for PG Vietnam, multiple of average EBITDA estimated to be above 7.5x (capped at US$5,500,000 (approximately $6,797,000)) for Ensign, as the unobservable inputs respectively. The contingent consideration was fully paid out in 2020.

The Level 3 derivative financial liabilities were valued using a probability weighted option pricing model. The unobservable inputs used in the fair value measurement include the probabilities of the various scenarios of the settlement of the convertible notes. The fair value of the derivative financial liabilities may increase or decrease depending on the probability and timing of various scenarios.

(f)	Financial instruments by category

The carrying amount of the different categories of financial instruments is as disclosed:

	2021	2020
	$’000	$’000
Financial assets, at amortised cost	85,190	107,183
Financial liabilities, at FVTPL	—	940
Financial liabilities, at amortised cost	66,098	249,634

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

27.	Related party transactions

In addition to the information disclosed elsewhere in the financial statements, there were no transactions that took place between the Group and related parties.

Key management personnel compensation

Key management personnel compensation is as follows:

	2021	2020	2019
	$’000	$’000	$’000
Wages and salaries	3,482	839	1,020
Employer’s contribution to defined contribution plans	35	17	23
Benefits in kind	266	61	67
Non-executive directors’ remuneration by way of:
- Cash	336	313	85
- Share grants and options	4,033	280	148

	8,152	1,510	1,343

28.	Business combinations

On 3 August 2021, the Group acquired 100% equity interest of iProperty.com Malaysia Sdn. Bhd., Brickz Research Sdn. Bhd., IPGA Management Services Sdn. Bhd., Kid Ruang Yu Co., Ltd., Prakard IPP Co., Ltd. and iProperty (Thailand) Co., Ltd., collectively known as “Panama”. The acquisition has significantly increased the Group’s market share in this industry in Malaysia and Thailand. The principal activities of the Panama entities are providing advertising, real estate marketing, business management and consultancy services.

Details of the purchase consideration, the assets acquired and liabilities assumed and the effects on the cash flows of the Group, at the acquisition date, are as follows:

(a)	Purchase consideration

$’000
Equity instruments (636,815 ordinary shares of the parent company issued)	248,637

Consideration transferred for the business	248,637

The fair value of the 636,815 new ordinary shares issued as the consideration paid for Panama was determined based on the estimated equity value implied by a share subscription agreement dated 23 July 2021 (Note 29(a)) adjusted for a discount for lack of marketability.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

28.	Business combinations (continued)

(b)	Effect on cash flows of the Group

$’000
Cash paid (Note (a) above)	—
Add: Cash and cash equivalents in subsidiaries acquired	3,722

3,722

(c)	Identifiable assets acquired and liabilities assumed

At fair value
$’000
Cash at bank	3,722
Plant and equipment (Note 15)	1,023
Acquired computer software (Note 14(c) and Note (f) below)	23
Internally developed computer software (Note 14(d) and Note (f) below)	9,832
Property data (Note 14(f) and Note (f) below)	73
Trademarks, brand and domain names (Note 14(b) and Note (f) below)	4,859
Development cost in progress (Note 14(e) and Note (f) below)	1,136
Right-of-use assets (Note 16)	1,003
Trade and other receivables (Note (e) below)	4,188

Total assets	25,859

Lease liabilities	1,050
Deferred revenue	3,761
Current income tax (Note 10 (b))	706
Provision for reinstatement costs (Note 22)	151
Deferred tax liabilities (Note 21)	1,393
Trade and other payables	4,011

Total liabilities	11,072

Total identifiable net assets	14,787
Add: Goodwill (Note 14(a) and Note (g) below)	233,850

Consideration transferred for the business	248,637

(d)	Acquisition-related costs

Acquisition-related costs of $7,883,000 are included in “legal and professional expenses” in the consolidated statements of comprehensive income and in operating cash flows in the consolidated statements of cash flows for the financial year ended 31 December 2021.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

28.	Business combinations (continued)

(e)	Acquired receivables

The fair value and gross contractual amount of trade and other receivables is $4,188,000. There are no contractual cash flows not expected to be collected.

(f)	Fair values

The fair value of the acquired identifiable intangible assets of $23,000 (acquired computer software), $9,832,000 (internally developed computer software), $73,000 (property data), $4,859,000 (trademarks, brand and domain names) and $1,136,000 (development cost in progress)were finalised during the year. No adjustments were required to be recognised other than currency translation differences.

(g)	Goodwill

The goodwill of $233,850,000 arising from the acquisition is attributable to future revenue growth, synergies with the existing business and the ability to better monetise the brand through existing channels.

(h)	Revenue and profit contribution

The Panama business contributed revenue of $6,011,000 and net loss of $7,546,000 to the Group for the period from 3 August 2021 to 31 December 2021.

Had Panama been acquired from 1 January 2021, the Group’s consolidated revenue and consolidated loss for the year ended 31 December 2021 would have been $109,596,000 and $196,028,000 respectively.

On 8 December 2020, the Group acquired 100% equity interest of MyProperty Data Sdn Bhd (“MPD”). The principal activity of the MPD is to test, inspect and provide consultancy services to property and other industries.

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

29.	Events occurring after balance sheet date

(a)	Business Combination Agreement

On 17 March, 2022, PropertyGuru Group Limited, a Cayman Islands exempted company limited by shares (“PubCo”), consummated the previously announced business combination pursuant to the Business Combination Agreement, dated as of July 23, 2021 (the “Business Combination Agreement”), by and among PubCo, Bridgetown 2 Holdings Limited, a Cayman Islands exempted company limited by shares (“Bridgetown 2”), B2 PubCo Amalgamation Sub Pte. Ltd., a Singapore private company limited by shares and a direct wholly-owned subsidiary of PubCo (“Amalgamation Sub”) and PropertyGuru Pte. Ltd., a Singapore private company limited by shares (“PropertyGuru”).

In accordance with the terms and subject to the conditions of the Business Combination Agreement,

(i)

each issued and outstanding PropertyGuru ordinary share was automatically cancelled and converted into such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement;

(ii)

each outstanding PropertyGuru restricted stock unit award was assumed by PubCo and converted into the right to receive restricted stock units based on such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement;

(iii)

each outstanding PropertyGuru option was assumed by PubCo and converted into an option in respect of such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement;

(iv)

each Company Warrant (as defined in the Business Combination Agreement) was assumed by PubCo and converted into a PubCo warrant to purchase such number of newly issued PubCo ordinary shares as determined in accordance with the Business Combination Agreement and pursuant to the Company Warrant Assumption Agreement (as defined in the Business Combination Agreement);

(v)

each issued and outstanding share of Amalgamation Sub was automatically converted into one Surviving Company Ordinary Share (as defined in the Business Combination Agreement) and accordingly, PubCo shall be the holder of all Surviving Company Ordinary Shares;

(vi)	each issued and outstanding Bridgetown 2 Class A ordinary share and Class B ordinary share was cancelled and ceased to exist in exchange for one PubCo ordinary share; and

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

29.	Events occurring after balance sheet date (continued)

(a)	Business Combination Agreement (continued)

(vii)	each issued and outstanding Bridgetown 2 private placement warrant was assumed by PubCo and converted into a warrant to purchase one PubCo ordinary share.

Concurrently with the execution of the Business Combination Agreement, PubCo and Bridgetown 2 entered into subscription agreements with third-party investors. Pursuant to the agreements, the investors agreed to subscribe for and purchase, and PubCo agreed to issue and sell to such investors, an aggregate of 13,193,068 PubCo ordinary shares for a purchase price of US$10.00 per share, for aggregate gross proceeds of US$131,930,680 (the “PIPE Financing”). The PIPE Financing was consummated concurrently with the closing of the Business Combination.

As a result of the Business Combination, PropertyGuru has become a wholly-owned subsidiary of PubCo. On 18 March 2022, PubCo ordinary shares commenced trading on the New York Stock Exchange, or “NYSE”, under the symbol “PGRU”.

The Business Combination is accounted for as a capital reorganization. The Business Combination, which is not within the scope of IFRS 3 since Bridgetown 2 does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2. Any excess of fair value of PubCo shares issued over the fair value of Bridgetown 2’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred (“IFRS 2 Charge”).The IFRS 2 Charge is non-recurring in nature and represents a share-based payment made in exchange for a listing service. At the time the financial statements were authorised for issue, the Group had not yet completed the accounting for the IFRS 2 Charge.

(b)	Early repayment of loan facility agreement

The Group issued a notice of voluntary prepayment of all outstanding loans of the facility. The prepayment is scheduled to take effect on 7 July 2022 using the proceeds from the business combination (Note 29 (a)).

PROPERTYGURU PTE. LTD. AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

For the financial year ended 31 December 2021

30.	New or revised accounting standards and interpretations

Below are the mandatory standards, amendments and interpretations to existing standards that have been published, and are relevant for the Group’s accounting periods beginning on or after 1 January 2022 and which the Group has not early adopted.

Amendments to IAS 1 Presentation of Financial Statements:

Classification of Liabilities as Current or Non-current (effective for annual periods beginning on or after 1 January 2023)

The narrow-scope amendments to IAS 1 Presentation of Financial Statements clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability.

The amendments could affect the classification of liabilities, particularly for entities that previously considered management’s intentions to determine classification and for some liabilities that can be converted into equity.

The Group does not expect any significant impact arising from applying these amendments.

31.	Authorisation of financial statements

These financial statements were authorised for issue in accordance with a resolution of the Board of Directors of PropertyGuru Pte. Ltd. on 14 April 2022, except for the change in composition of segments discussed in Note 4, as to which the date is 30 September 2022.